Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

Canadian Oil Sands

February 9, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

07021124

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated December 7, 2006 regarding Canadian Oil Sands announcing 2007 Budget;
2. Press Release dated December 7, 2006 regarding Canadian Oil Sands announcing change in Chief Financial Officer;
3. Press Release dated December 12, 2006 regarding Canadian Oil Sands announcing Coker 8-2 undergoes an early turnaround;
4. Notification of Suspension of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase dated December 20, 2006;
5. Press Release dated January 2, 2007 regarding acquisition of 1.25 per cent of Syncrude's interest;
6. January 29, 2007 Press Release regarding fourth quarter financial results; and
7. Notice of Meeting and Record Date dated February 5, 2007.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Canadian Oil Sands

RECEIVED

NEWS RELEASE
For immediate release

Canadian Oil Sands provides 2007 Budget

Calgary, AB., Dec. 7, 2006 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands" or "we") today announced its Budget for 2007, which includes production targets, estimated capital expenditures and a revised financial plan following proposed income trust tax changes by the federal government.

"We expect to enjoy a continuing lift in our production in 2007 while our capital program declines with the recent completion of our Stage 3 expansion," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "The progression of our financial plan should accelerate the move to fuller payout of free cash flow, thereby optimizing unitholder value in the near-term. Our long-term value is supported by a renewed focus on operational reliability and expansion projects, which should be greatly enhanced by the management services agreement."

On November 1, 2006 Canadian Oil Sands announced the launch of a long-term management services agreement between Imperial Oil and Syncrude Canada Ltd. Under this agreement, Imperial Oil will provide operational, technical and business management services to Syncrude Canada Ltd., which is expected to result in further sustainable improvement in Syncrude's operating performance. The agreement also supports the development of Syncrude's preliminary Stage 3 debottleneck and Stage 4 expansion plans, ultimately expected to increase production to over 500,000 barrels per day, gross to Syncrude, late in the next decade.

Syncrude and its joint venture owners now are entering an "opportunity assessment" phase of the agreement. Recommendations from the assessment will be brought forward to the owners by the end of the first quarter of 2007. Once endorsed by the joint venture, work will begin to implement action items, including the adoption of global best practices and operating systems from Imperial and ExxonMobil operations.

Highlights of the 2007 Budget

The Budget reflects a 36.74 per cent interest in Syncrude, assuming Canadian Oil Sands' completion of the acquisition of Talisman Energy Inc.'s indirect 1.25 per cent Syncrude interest (the "Talisman acquisition"). This transaction has an effective date of December 1, 2006 and is expected to close on or before February 28, 2007.

- Syncrude production is estimated to range between 105 to 120 million barrels, or 39 to 44 million barrels net to the Trust. The single point estimate is 110 million

barrels, or 40.4 million barrels net to the Trust, which includes one coker turnaround scheduled for the third quarter of 2007. The low end of the range reflects the possibility of an additional unscheduled coker turnaround while the upper end reflects higher than budgeted operational reliability and stability.

- Operating costs are estimated to be $25.76 per barrel with purchased energy costs accounting for $7.06 per barrel of this amount. We are assuming an average AECO natural gas price of $7.50 per gigajoule for 2007.
- Funds from operations are expected to total $881 million, or $1.84 per Trust unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.88 US/Cdn during 2007.
- Free cash flow is expected to be $1.30 per Trust unit. Free cash flow is defined as funds from operations less capital expenditures and reclamation trust contributions.
- Annual Crown royalties are expected to be $6.15 per barrel, reflecting the shift to the higher royalty rate of 25 per cent of Syncrude revenues net of capital, operating and non-production costs.
- Capital expenditures are expected to total $255 million with approximately 57 per cent directed to maintenance of operations, 33 per cent directed to the Syncrude Emissions Reduction Project ("SERP") and 10 per cent to Stage 3 completion and modification costs. Combined with the sulphur reduction technology in the completed Stage 3 expansion, the SERP is designed to reduce sulphur dioxide emissions by 60 per cent from today's approved levels by 2011. It is a multi-year special project expected to total approximately $772 million, gross to Syncrude.
- We estimate that over 95 per cent of the distributions pertaining to 2007 will be taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2008.
- The Trust's crude oil production remains unhedged, and under the current financing plan, we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

Changes in certain factors and market conditions could potentially impact this Budget. In particular, funds from operations and free cash flow are highly sensitive to crude oil prices; every US$1.00 per barrel change in the WTI crude oil price impacts funds from operations and free cash flow by $0.07 per Trust unit. A sensitivity analysis of the key factors affecting the Trust's Budget is provided in its December 7, 2006 Guidance Document, which is available on the Trust's Web site at: http://www.cos-trust.com/investor/guidance.aspx. Canadian Oil Sands intends to continue providing quarterly updates to its guidance.

Canadian Oil Sands' finance plan

On October 31, 2006, Canada's Minister of Finance, Jim Flaherty, announced the government's intention to impose a new tax on distributions from existing income and royalty trusts effective in 2011. Canadian Oil Sands is disappointed with the proposed tax changes because we feel the government does not appreciate the significant contribution

made by income trusts to the Canadian economy and the destruction of value being borne by investors. While we will continue to express our concerns to the government and press for a more pragmatic solution, Canadian Oil Sands has adjusted its financial plan to respond to the income trust tax changes as they are currently proposed. We will continue to review this plan in light of the actual legislation when it is tabled by the federal government.

In order to optimize value to its investors and reduce the Trust's cost of capital, the Trust is revising its net debt target to $1.6 billion from its previous target of $1.2 billion. Actual net debt is expected to fluctuate around this target as changes in variables, such as crude oil prices, foreign currency exchange rates and production, cause variances in free cash flow. In addition, our balance sheet now can support a higher debt level because of the increase in our asset base following the Talisman acquisition and the completion of the Stage 3 project.

An investment grade credit rating continues to be the foundation of the Trust's financing strategy, and we do not expect the revised plan to materially impact our long-term debt ratings. Under the Trust's 2007 Budget, which includes the additional equity and debt to finance the Talisman acquisition, we expect to reach our new net debt target in the first quarter of 2007, again assuming a US$55 per barrel WTI crude oil price.

The higher net debt target should allow the Trust to maximize distributions until the new tax rules take effect in 2011 by accelerating fuller payout of free cash flow. The Trust remains committed to its previously stated objective of approaching fuller payout of free cash flow once we approach our net debt target, unless capital investment growth opportunities exist that offer unitholders better value. Distributions are expected to reflect some of the variability of free cash flow once we approach fuller payout; they will be determined quarterly by the board of directors in light of current and expected economic and operating conditions, and with the objective of maintaining an investment grade credit rating and ensuring financing capacity for Syncrude's expansion projects and/or acquisitions.

The Trust intends to suspend its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") prior to the February 28, 2007 distribution date. The DRIP provided cost-effective equity to support our financing plan for the Stage 3 expansion. The Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund new investing activities if required in the future.

Non-resident ownership declines to 36 per cent

Based on information from the statutory declarations by unitholders, we estimate that, as of November 3, 2006 approximately 36 per cent of our unitholders are non-Canadian residents with the remaining 64 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture currently provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders, and posts the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site and page 45 of the Management's Discussion and Analysis section of the Trust's 2005 annual report describe the Trust's steps for managing its non-Canadian resident ownership levels.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 percent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 470.9 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected increase in production in 2007; the reduced capital spending; the completion itself and the timing of closing of the Talisman acquisition; the expected production and operating costs for 2007; the capital forecast for 2007; the type of maintenance that will be required in 2007; energy costs for 2007; the amount of Crown royalties in 2007; the amount of funds from operations in 2007; WTI prices and foreign exchange rates in 2007; the level of reductions in sulphur emissions from and the cost of SERP; the timing in reaching the net debt target and future distribution payout levels. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: labour and cost pressures in the oil sands industry and in the Fort McMurray area in particular; the regulatory changes that impact oil and gas operations; the nature of the regulations imposed by the federal government on income trusts; general economic, business and market conditions; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands announces change in Chief Financial Officer

Calgary, AB., Dec. 7, 2006 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that Mr. Allen Hagerman, FCA, has decided to move from his full-time position as Chief Financial Officer of the Trust's wholly-owned subsidiary, Canadian Oil Sands Limited ("Canadian Oil Sands"), effective as of the April 2007 annual meeting, to a part-time role as Executive Vice President. In this new role, Mr. Hagerman will be responsible for various projects and specific Syncrude related matters, such as oversight of the Syncrude business controls project. The Trust also is pleased to announce that Mr. Ryan Kubik will be promoted to Chief Financial Officer of Canadian Oil Sands effective April 25, 2007.

"As Treasurer, Ryan is a proven member of our executive team. I look forward to him now applying his notable financial acumen and strong knowledge of the Trust and the oil sands business in an expanded role," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "I am also pleased that Allen will remain with Canadian Oil Sands, albeit in a new role, which will allow him to pursue his other interests. As a friend and colleague, I extend my sincere thanks to Allen for his dedicated efforts at Canadian Oil Sands during the past years."

Mr. Kubik joined Canadian Oil Sands as Treasurer in September 2002. He has more than 15 years of corporate finance experience, holding progressively senior finance positions with EnCana Corporation, PanCanadian Energy and PricewaterhouseCoopers prior to joining Canadian Oil Sands. Mr. Kubik holds Chartered Accountant and Chartered Financial Analyst designations and a Bachelor of Commerce Degree from the University of Calgary.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its direct working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 470.9 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Coker 8-2 undergoes an early turnaround

Calgary, AB., Dec 12, 2006 (TSX – COS.UN) – On November 20, Canadian Oil Sands announced that maintenance was underway on Syncrude's Coker 8-2 unit, to repair a large overhead line. Although the overhead line work was completed as planned, restarting the Coker has been challenging. Following more than one week of attempts to restart the Coker, Syncrude has decided that a complete outage of the unit will be required to clean the internal coke deposit before it can be put back into service. Unfortunately, this unscheduled maintenance comes after a run length of only 20 months against a planned run length of 30 months.

Coker 8-2 had been originally scheduled for its next turnaround in Q3/07 to coincide with other important scheduled maintenance that was to be performed. Among these other maintenance items, which needed to be coincident with the 8-2 shut down next fall, were the modifications to the new hydrogen plant steam generation system and a major retrofit of the upper (cyclone) section of Coker 8-2. These items may also necessitate another turnaround in the fall of 2007, again resulting in another short cycle for Coker 8-2. The steam generation system modifications are required to achieve design hydrogen production capacity to, in turn, supply enough hydrogen for the production of SSP, the new synthetic oil product quality that was anticipated earlier as part of the Stage 3 completion.

Although approximately 2 to 3 million barrels of production will be lost during this December and January outage, the impact of these events will not materially affect our production outlooks for the individual 2006 and 2007 calendar years. For this year, we expect that Syncrude will still achieve approximately 8 million barrels in December, which will result in annual production between 94-95 million barrels, 95 million barrels being our most recent outlook. For 2007, the production outlook in our recently announced budget was 110 million barrels and although the Coker 8-2 turnaround should extend until late January, Canadian Oil Sands is maintaining this 2007 production outlook. Canadian Oil Sands provides monthly updates on production volumes on the Trust's website at: http://www.cos-trust.com/asset/ssb_shipments.aspx.

Syncrude also will incur additional costs of approximately $40 to $50 million associated with this unscheduled maintenance over the turnaround period, which will result in modest increases in per barrel operating costs in both years. Consistent with past practice, these costs will be expensed in the period incurred.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 percent working interest in the Syncrude Project. Located near Fort McMurray,

Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 470.9 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected timing and impact of maintenance on Coker 8-2, the expected production in 2006 and in 2007 and the timing to complete the maintenance on Coker 8-2.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any complex mining and upgrading operation; labour disruptions and disputes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands completes acquisition of 1.25 per cent Syncrude interest

Calgary, AB., Jan. 2, 2007 (TSX – COS.UN) – Canadian Oil Sands Trust ("Trust") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, ("Canadian Oil Sands") has closed its previously announced acquisition of an additional 1.25 per cent indirect interest in the Syncrude Joint Venture from Talisman Energy Inc. The transaction price of approximately Cdn $475 million was agreed to on November 29, 2006 and is comprised of $237.5 million in cash and 8,189,655 Canadian Oil Sands Trust units. The purchase price is subject to closing adjustments and the transaction was effective December 1, 2006. The transaction simplified the Trust's administrative structure, which is posted on the Trust's website at http://www.cos-trust.com/corporate/trust_structure.aspx.

CIBC World Markets Inc. acted as financial advisor to Canadian Oil Sands in this transaction.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 36.74 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil- sands mines and an upgrading facility that produces a light, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

December 20, 2006

Dear Sir or Madam:

Re: Notification of Suspension of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan")

Reference is made to the Plan text and the terms of the Plan Services Agreement between Computershare Trust Company of Canada ("Computershare") and Canadian Oil Sands Limited, on its own behalf and as manager of Canadian Oil Sands Trust dated January 23, 2006, as amended (the "Plan Services Agreement") as well the Amended and Restated Premium Distribution Agency Agreement made as of May 25, 2004 among Canadian Oil Sands Limited, on behalf of Canadian Oil Sands Trust, Computershare Trust Company of Canada and Canaccord Capital Corporation ("Canaccord"), as amended (the "Premium Agreement").

Pursuant to Section 7.2 of the Plan Services Agreement as well as the Plan text titled "Amendment, Suspension or Termination of the Plan", Canadian Oil Sands Limited ("COSL"), on its own behalf and as manager of the Canadian Oil Sands Trust, hereby gives notice to Computershare and to Canaccord that the Plan if hereby suspended effective January 31, 2007.

Please see the Canadian Oil Sands December 7, 2006 News Release for further information.

Canadian Oil Sands Limited, on its own behalf
And on behalf of Canadian Oil Sands Trust

Per: ______________________
Trudy M. Curran
General Counsel & Corporate Secretary

Per: ______________________
Marcel R. Coutu
President & Chief Executive Officer

Canadian Oil Sands

RECEIVED

fourth quarter report 4

Canadian Oil Sands Trust announces financial and operating results for 2006 and a distribution of $0.30 per Unit

All financial figures are unaudited and in Canadian dollars unless noted otherwise.

Calgary, Alberta (Jan. 29, 2007) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced that 2006 funds from operations increased to $1.1 billion, or $2.40 per Trust unit ("Unit"), from $1.0 billion, or $2.19 per Unit, recorded in 2005. A distribution of $0.30 per Unit also was declared, payable on February 28, 2007 to Unitholders of record on February 8, 2007.

"During the fourth quarter of 2006, our Stage 3 project contributed to higher sales volumes and revenues, although the impact was mitigated by unplanned coker maintenance and a marked decline in our Syncrude™ Sweet Blend selling price," said Marcel Coutu, President and Chief Executive Officer. "We expect 2007 production to rise as a result of our newly expanded facilities, which should help offset the weaker crude oil prices we are currently seeing. Together with a long-term constructive view of crude oil prices, my optimism for the Syncrude project is heightened by last year's signing of the management services agreement with Imperial Oil Resources. We now are already seeing the beginnings of this change with global secondees joining forces with Syncrude Canada in Fort McMurray to set out a new path to enhanced performance."

Overview of fourth quarter and annual 2006 results

As of this fourth quarter 2006 report, Canadian Oil Sands will be reporting "cash from operating activities", as it relates to the Trust's Consolidated Statements of Cash Flows, as our measure of the Trust's ability to generate cash from operations. Previously, Canadian Oil Sands reported "funds from operations" as such a measure, which did not include changes in non-cash working capital from operating activities and was not considered a Canadian generally accepted accounting principles ("GAAP") measure. Cash from operating activities provides similar information to funds from operations, better comparability to other reporting entities, and is in accordance with GAAP. After this report, we anticipate reporting only on cash from operating activities. All information has been adjusted to reflect the 5:1 Unit split, which occurred May 3, 2006.

- Funds from operations per Unit during the fourth quarter of 2006 were up 11 per cent to $0.63, or a total of $296 million, compared to the same period of 2005. Including non-cash working capital changes from operating activities, cash from operating activities was $412 million, or $0.88 per Unit, an increase of $131 million, or $0.27 per Unit, from the same quarter of 2005.
- For the 2006 year, funds from operations increased to $1.1 billion, or $2.40 per Unit, up from $1.0 billion, or $2.19 per Unit, recorded in 2005. Cash from operating activities amounted to $1.1 billion, or $2.45 per Unit, in 2006 compared to $0.9 billion, or $2.07 per Unit, in 2005.
- The increase in quarter-over-quarter and annual funds from operations and cash from operating activities primarily reflects higher revenues from the increase in sales volumes with the start-up of the Stage 3 facilities. Our realized Syncrude™ Sweet Blend ("SSB") price after currency hedging gains averaged $63.71 per barrel in the fourth quarter of 2006, down 12 per cent from the same 2005 period. On an annual basis, our realized SSB price after hedging averaged $72.56 per barrel compared to $70.91 per barrel in 2005.
- Net income was $128 million, or $0.27 per Unit, in the fourth quarter of 2006, down from $174 million, or $0.38 per Unit, in the fourth quarter of 2005. Fourth quarter 2006 net income was reduced by much higher Crown royalties, higher operating expenses, and higher foreign exchange losses and future income tax expenses than were recorded in the same 2005 period. Net income before unrealized foreign exchange losses and future income tax expenses, which management believes is a better measure of operating performance, was $214 million, or $0.46 per Unit, in the fourth quarter of 2006 compared to $192 million, or $0.42 per Unit, in the same quarter of 2005.
- Annual net income in 2006 was $834 million, or $1.79 per Unit, similar to the prior year's net income of $831 million, or $1.81 per Unit. Net income in 2006 reflects higher revenues due to higher sales volumes and realized selling price, offset primarily by an increase in operating costs, Crown royalties, and depreciation, depletion and accretion expense. Net income before unrealized foreign exchange gains and future income tax expenses increased to $851 million, or $1.83 per Unit, from $796 million, or $1.73 per Unit.
- Crown royalties increased to $83 million, or $8.23 per barrel, in the fourth quarter of 2006 from $5 million, or $0.72 per barrel, in the comparable 2005 quarter. Annual 2006 Crown royalties were $232 million, or $6.93 per barrel, and $19 million, or $0.71 per barrel, in 2006 and 2005, respectively. The Syncrude operation shifted to the higher royalty rate of 25 per cent of net revenues from the minimum one per cent of gross revenue in the second quarter of 2006.
- Sales volumes averaged 110,200 barrels per day during the fourth quarter of 2006 and 91,800 barrels per day during the year compared to 78,300 barrels per day and 76,000 barrels per day in the 2005 respective periods. The 2006 fourth quarter reflects incremental production from Stage 3, offset by unplanned maintenance on Coker 8-2. Production in the same 2005 period was affected by turnarounds of the vacuum distillation unit and a light gas oil hydrotreater as well as

replacement of catalyst in a heavy gas oil hydrotreater. Both 2006 and 2005 annual production reflect extended coker turnarounds and extensive maintenance in the first quarters. Sales volumes differ slightly from our share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

- Per barrel operating costs in the fourth quarter of 2006 declined to $23.60 compared to $25.54 in the same period last year. The decline on a quarterly basis primarily reflects decreased purchased energy costs with the substantial decline in natural gas prices during the quarter offset by an increase in the value of Syncrude's incentive and retention compensation. Annual operating costs increased in 2006, averaging $27.07 per barrel, compared to $26.34 per barrel in 2005. Higher fixed production costs to support the new Stage 3 facilities without the benefit of incremental production for much of the year combined with inflationary pressures in the Fort McMurray area contributed to higher year-over-year operating costs.
- Capital spending in the fourth quarter of 2006 decreased to $57 million from $177 million in the same period of 2005. Annually, capital spending decreased to $300 million in 2006 from $800 million in 2005. The significant decline is largely a result of the completion of Stage 3 in 2006.
- Net debt was $1.3 billion and net debt-to-book capitalization was 25 per cent at December 31, 2006 (prior to financing our acquisition of Talisman Energy Inc.'s 1.25 per cent indirect Syncrude interest, which closed on January 2, 2007). At year end 2005, net debt-to-book capitalization was 33 per cent.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Net Income	$ 128	$ 174	$ 834	$ 831
Per Trust unit- Basic	$ 0.27	$ 0.38	$ 1.79	$ 1.81
Per Trust unit- Diluted	$ 0.27	$ 0.37	$ 1.78	$ 1.80
Cash from operating activities	$ 412	$ 281	$ 1,142	$ 949
Per Trust unit	$ 0.88	$ 0.61	$ 2.45	$ 2.07
Unitholder Distributions	$ 140	$ -	$ 512	$ 184
Per Trust unit	$ 0.30	$ -	$ 1.10	$ 0.40
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)	10.1	7.2	33.5	27.7
Daily average (bbls)	110,185	78,318	91,844	75,994
Per Trust unit (bbls/Trust unit)	-	-	0.1	-
Operating Costs per barrel	$ 23.60	$ 25.54	$ 27.07	$ 26.34
Net Realized Selling Price per barrel				
Realized selling price before hedging	$ 63.47	$ 71.14	$ 71.96	$ 70.08
Currency hedging gains (losses)	0.24	0.93	0.60	0.83
Net realized selling price	$ 63.71	$ 72.07	$ 72.56	$ 70.91
West Texas Intermediate ($US per barrel)	$ 60.16	$ 60.05	$ 66.25	$ 56.70

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

Syncrude operational performance

Figures provided below are the gross Syncrude numbers and are not net to the Trust.
Production may differ from that posted on Canadian Oil Sands Trust's web site due to rounding.

SSB production during the fourth quarter of 2006 totalled 27.8 million barrels, or approximately 302,700 barrels per day, compared to 20.8 million barrels, or approximately 226,000 barrels per day, in the fourth quarter of 2005. This increase reflects incremental production from the Stage 3 expansion, offset primarily by the outage of Coker 8-2 in the fourth quarter of 2006. Largely as a result of this outage, Syncrude recorded a production rate of 255,000 barrels per day in December versus an anticipated exit rate of 315,000 barrels per day.

Bitumen feed to Coker 8-2 was pulled on November 18 to repair a hole in an overhead line. While this work was completed in late November, efforts to restart the coker were unsuccessful, necessitating a complete outage of the unit to remove the internal coke deposit. This unscheduled maintenance occurred after a run length of 20 months against a planned run length of 30 months. Coker 8-2 returned to operation in mid-January 2007. During the same quarter of 2005, production was primarily affected by planned turnarounds of the vacuum distillation unit and a light gas oil hydrotreater as well as replacement of catalyst in a heavy gas oil hydrotreater.

SSB production in 2006 totalled 94.3 million barrels, or approximately 258,000 barrels per day, compared to 2005 production of 78.1 million barrels, or approximately 214,000 barrels per day. The 21 per cent increase in year-over-year production largely reflects incremental volumes from Stage 3 operations beginning late in the third quarter of 2006. Both years were impacted by extended coker turnarounds and maintenance on other operating units. Production in 2006 was further reduced by unplanned maintenance on Coker 8-2.

Syncrude continues to focus on ramping up to full annual productive capacity of 128 million barrels on a sustained and reliable basis. As we have indicated in the past, we anticipate this process will take time as Syncrude optimizes the new Stage 3 operating units and that, during this period, production rates may fluctuate. In this context, Syncrude is currently investigating the potential factors for constrained production rates from the new Coker 8-3, which has been producing at only 70 per cent of its capacity for the past several weeks. Syncrude does not believe the constraint is design related as production averaged 348,000 barrels per day during the month of October and design rates have been exceeded for short periods of time since the coker began operating; rather, Syncrude expects to resolve the performance issues through the usual process of optimizing the operation of a new unit.

Syncrude employees and contractors recorded a lost-time injury rate of 0.15 per 200,000 workforce hours in 2006 compared to an annual rate for 2005 of 0.05 per 200,000 workforce hours. The 2006 rate still reflects strong safety performance since Syncrude's 2005 LTI rate was its best on record.

Syncrude continued to make progress in its land reclamation efforts in 2006. For the third year in a row, Syncrude reclaimed more than 300 hectares of land. To date, Syncrude has reclaimed about 22 per cent of the disturbed land in the original Base Mine. As well, Syncrude planted over 500,000 tree seedlings in 2006, resulting in more than 4.5 million seedlings planted since 1978.

Syncrude reached the $1-billion milestone of business activity with Aboriginal companies since it began tracking the annual figure in 1992. In 2006 alone, spending was an estimated $130 million based on 27 active contracts with local Aboriginal businesses. As a strong proponent of Aboriginal business development, Syncrude is the only business in Canada to have achieved Gold Level accreditation for the third time with the Canadian Council for Aboriginal Business. This national program recognizes companies committed to increasing Aboriginal employment, assisting in business development, building individual capacity, and enhancing community relations.

Syncrude signs management services agreement

Effective November 1, 2006 Syncrude Canada Ltd. entered into a comprehensive management services agreement with Imperial Oil Resources ("Imperial"). Under the agreement, Imperial, with the support of ExxonMobil, will provide proprietary global best practices in several areas including: maintenance and

reliability, energy management, procurement, safety, health, and environmental performance. Importantly, the agreement also supports Syncrude's growth plans by engaging the Joint Venture owners to pursue the scope design of the currently proposed Stage 3 debottleneck and Stage 4 expansions. Syncrude owners believe this agreement can deliver further sustainable improvement in Syncrude's operating performance and leverage Syncrude's growth opportunities.

The agreement has an initial term of 10 years with five-year renewal provisions, and either Syncrude Canada Ltd. or Imperial has the option to cancel the agreement on 24 months notice for any reason. In order to compensate Imperial for their expanded commitment, Syncrude Canada will pay annual fixed service fees of $47 million (about $17 million net to Canadian Oil Sands based on its 36.74 per cent share) during the first 10 years and reimburse Imperial for any direct costs they incur in providing the services. For the following 10 years, the annual fixed service fees drop to $33 million (approximately $12 million net to the Trust). As well, performance fee incentives also will apply after the first three years of the agreement if certain targets are achieved.

An opportunity assessment team ("OAT") comprised of experts from Syncrude, Imperial, ExxonMobil, and some of the other owner companies has been formed and is currently conducting a comprehensive onsite assessment of the Syncrude operations. The mandate of this team is to better understand the opportunities and define best approaches for implementation, including prioritization of the opportunities to pursue. In about three months, the OAT will make specific recommendations to the Syncrude owners. If the recommendations that are approved by the Syncrude owners are not to the reasonable satisfaction of Imperial, then Imperial can terminate the management services agreement.

The implementation phase is expected to involve the secondment of Imperial, ExxonMobil and potentially other owner companies' personnel to Syncrude. These secondees will work closely with Syncrude management and staff to assist in the implementation of the OAT's recommendations and Imperial/ ExxonMobil's proven global best practices and systems.

Canadian Oil Sands acquires an additional 1.25 per cent working interest in Syncrude

On January 2, 2007 the Trust's wholly owned subsidiary, Canadian Oil Sands Limited, closed its previously announced acquisition from Talisman Energy Inc. of an additional 1.25 per cent indirect working interest in the Syncrude Joint Venture. The transaction price agreed to on November 29, 2006 was for approximately Cdn $475 million, comprised of $237.5 million in cash and 8,189,655 Canadian Oil Sands Trust Units. The transaction increased Canadian Oil Sands' ownership in Syncrude to 36.74 per cent, was modestly accretive to reserves and production per Unit and enabled the Trust to simplify its administrative structure.

Executive management change

As previously announced, the following executive management change is effective April 25, 2007. Mr. Allen Hagerman, FCA, has decided to transition from his full-time position as Chief Financial Officer of the Trust's wholly-owned subsidiary, Canadian Oil Sands Limited, to a part-time role as Executive Vice President. In this new role, Mr. Hagerman will be responsible for various projects and specific Syncrude related matters, such as oversight of the Syncrude business controls project. Concurrent with this move, Mr. Ryan Kubik will be promoted to Chief Financial Officer of Canadian Oil Sands. Mr. Kubik joined Canadian Oil Sands as Treasurer in September 2002. He has more than 15 years of corporate finance experience, holding progressively senior finance positions with EnCana Corporation, PanCanadian Energy and PricewaterhouseCoopers prior to joining Canadian Oil Sands. Mr. Kubik holds Chartered Accountant and Chartered Financial Analyst designations and a Bachelor of Commerce Degree from the University of Calgary.

Foreign ownership at 36 per cent

Based on information from the statutory declarations by Unitholders, we estimate that, as of November 3, 2006, approximately 36 per cent of our Unitholders are non-Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders. **The next declarations will be as of February 8, 2007**, and the results will be posted on our web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site and page 45 of the Management's Discussion and Analysis section of the Trust's 2005 annual report describe the Trust's steps for managing its non-Canadian resident ownership levels.

Financial plan revised in response to proposed income trust tax changes

On October 31, 2006 the Minister of Finance announced the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. A stated goal was to equalize the tax burden between income trusts and corporations after a transition period. On December 21, 2006 draft legislation was released for comment. Assuming the proposed changes are enacted, it is expected that, after the transition period in 2011, the new tax will apply to Canadian Oil Sands' distributions and will ultimately have a material adverse impact on the cash available for distributions to Unitholders. Under the proposed rules, distributions of non-portfolio earnings (as defined in the draft legislation) of the Trust would not be deductible to the Trust and would be taxable at the rate of 31.5 per cent, thus reducing the distributions paid. Currently almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rules and eligible for the dividend tax credit, similar to the

tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the federal government's announcement resulted in a substantial decline in the market value of trust units generally.

While the proposed changes, if enacted, will negatively impact the after-tax realizations of some Unitholders, the fundamental business of Canadian Oil Sands remains unchanged. The Trust does not rely on the trust structure and issuance of equity to sustain its business. We have long-life reserves of approximately 40 years at Stage 3 productive capacity rates with virtually no decline in production. As well, we have approximately $2 billion of tax pools available to defer taxable income in future years. We have revised our net debt target to $1.6 billion, up from $1.2 billion, to accelerate fuller payout of free cash flow and allow the Trust to maximize distributions and conserve tax deductions until the proposed tax changes take effect in 2011.

The new rules are not expected to significantly limit our near-term growth opportunities. The proposed changes permit "normal growth" throughout the transition period by allowing cumulative increases of equity capital of 40 per cent in 2007 and 20 percent in each of the subsequent three years for a doubling of equity capital between now and 2010. Equity capital growth in excess of these limits may be deemed "undue expansion" and may subject the Trust's distributions to the proposed tax changes prior to the end of the transition period.

In the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Canadian Oil Sands and our Unitholders. Management will evaluate Canadian Oil Sands' alternatives to most effectively optimize value for our Unitholders.

Canadian Oil Sands encourages Unitholders to join CAITI

Canadian Oil Sands is continuing to express its concerns and objections to the federal government regarding the proposed income trust tax changes in order to realize a better solution than what is currently being proposed. An organization called the Canadian Association of Income Trust Investors ("CAITI") has been formed with a mission to preserve the ongoing viability and sustainability of the Canadian income trust market. Their immediate goal is to ensure that the proposed Draft Legislative Proposals of December 21, 2006, known as the Tax Fairness Plan, are not voted into law. CAITI is an effective vehicle through which retail investors can voice their opinions regarding trust taxation. We are encouraging Canadians to support the efforts of this organization by becoming members of CAITI.

Signing up for membership is a simple process accomplished through CAITI's website at www.caiti.info, which also contains comprehensive information on income trusts and the proposed tax changes.

Distribution reinvestment plan ("DRIP")

As previously disclosed, Canadian Oil Sands Trust suspended its DRIP. The Trust no longer requires the equity financing from the DRIP following the completion of the Stage 3 project. The Trust may reinstate the DRIP in the future if required to fund new investing activities. The distribution announced today and payable on February 28, 2007 will not allow DRIP participation.

Review of Alberta oil sands royalty

The Alberta government has announced that it is reviewing Alberta's Oil Sands Royalty regime to determine if the current regime applies the most appropriate royalty rate to oil sands' revenues. Canadian Oil Sands cannot determine or speculate as to the potential impact of any changes to the royalty rate on its operations until the government provides information on the findings of its review. The Syncrude operation shifted to the higher royalty rate of 25 per cent of net revenues from the minimum one per cent of gross revenue in the second quarter of 2006.

Alberta's current Oil Sands Royalty regime was instituted in 1997 and calculates royalties as one per cent of gross revenue until a project reaches payout, after which point the rate rises to 25 per cent of revenue less operating and capital costs. The rates are tied to crude oil prices, such that higher prices accelerate recovery of costs and payout, after which, the higher rate is a cash sharing formula of a project's profitability.

The Trust believes the current regime strikes the right balance between the owners of the resource – the people of Alberta – and those risking capital to develop it. We hope that any review of oil sands royalty rates would seek to maintain a fair and stable fiscal regime that also recognizes the value of processing oil sands in the province. The success of Alberta's oil sands is largely due to this historically stable and predictable fiscal regime that has been in place since 1997, which has encouraged investment by recognizing the unique challenges of the oil sands business. Oil sands projects are capital intensive and risky, requiring billions of dollars of upfront investment and very long lead times before they are capable of generating revenue and eventually a profit. Once these projects have recovered their costs, however, the regime provides Albertans with the opportunity to participate with a 25 per cent share in the industry's profits.

The Syncrude Project is already providing this higher return to Albertans. Robust crude oil prices increased revenues from the base plant and accelerated the payout period of the new Stage 3 expansion; as a result the Syncrude project began paying the higher royalty rate at roughly the same time as the

expansion was completed. Based on Canadian Oil Sands' assumptions in its January 29, 2007 Guidance Document, Syncrude is expected to pay Crown royalties of $675 million in 2007.

2007 Outlook

The following provides Canadian Oil Sands' Outlook for 2007 as of January 29, 2007 and is subject to change without notice. It reflects the Trust's 36.74 per cent interest in Syncrude. Certain information regarding the Trust and Syncrude set forth below, including management's assessment of the expected production and operating costs for the first quarter and year 2007; the expected cause of the Coker 8-3 production limitations; the benefits to be realized from Syncrude Canada Ltd's agreement with Imperial Oil Resources; the expected impact of announced changes by the federal government taxation of income trusts; the Trust's future production, revenues and costs for 2007; the maintenance schedule for 2007; and the level of taxability of Units in 2007, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this press release being materially different in certain respects. For more detail on the factors and risks that could potentially impact the outlook, please refer to the Management's Discussion and Analysis section of the fourth quarter 2006 report and the January 29, 2007 guidance document, as well as the risk factors contained in the Trust's annual information form, all of which are available on the Trust's web site at www.cos-trust.com under investor information. The information in these sections is all forward-looking, and as such, is qualified by this advisory. Unless required by law, the Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

The Outlook reflects a 36.74 per cent interest in Syncrude following the close of the acquisition of Talisman Energy Inc.'s indirect 1.25 per cent Syncrude interest on January 2, 2007.

- Syncrude production is estimated to range between 105 to 120 million barrels, or 39 to 44 million barrels net to the Trust. The single point estimate is 110 million barrels, or 40.4 million barrels net to the Trust, which includes one planned coker turnaround scheduled for the third quarter of 2007. The low end of the range reflects the possibility of an additional unscheduled coker turnaround while the upper end reflects higher than budgeted operational reliability and stability.

- Operating costs are estimated to be $25.83 per barrel with purchased energy costs accounting for $7.08 per barrel of this amount. We are assuming an average AECO natural gas price of $7.50 per gigajoule for 2007.
- Cash from operating activities is expected to total $857 million, or $1.79 per Unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.88 US/Cdn during 2007. Cash from operating activities includes a projected $25 million increase in operating working capital requirements.
- Free cash flow is expected to be $1.25 per Unit. Free cash flow is defined as cash from operating activities less capital expenditures and reclamation trust contributions.
- Annual Crown royalties are expected to be $6.14 per barrel, or $248 million, reflecting the 25 per cent royalty rate.
- Capital expenditures are expected to total $255 million with approximately 57 per cent directed to maintenance of operations, 33 per cent directed to the Syncrude Emissions Reduction project and 10 per cent to Stage 3 completion and modification costs. The Syncrude Emissions Reduction project is a multi-year special project expected to total approximately $772 million, gross to Syncrude. Combined with the sulphur reduction technology in the completed Stage 3 expansion, the project is designed to reduce aggregate sulphur dioxide emissions by 60 per cent from today's approved levels by 2011.
- We estimate that over 95 per cent of the distributions pertaining to 2007 will be taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2008.
- The Trust's crude oil production remains unhedged, and under the current financing plan, we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

Changes in certain factors and market conditions could potentially impact this Outlook. In particular, cash from operating activities and free cash flow are highly sensitive to crude oil prices; every US$1.00 per barrel change in the WTI crude oil price impacts cash from operating activities and free cash flow by $0.07 per Unit. A sensitivity analysis of the key factors affecting the Trust's Outlook is provided in its December 7, 2006 Guidance Document, which is available on the Trust's Web site at: http://www.cos-trust.com/investor/guidance.aspx. Canadian Oil Sands intends to continue providing quarterly updates to its guidance.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of January 29, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the twelve months ended December 31, 2006 and December 31, 2005 as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2005.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expected reserve report for 2006 and the expected increased D&D rate; the expected impact on the Trust from the announced changes to the federal government's taxation of income trusts; the expected increased reliability and other benefits from the management services agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the anticipated costs of the new marketing group being comparable to the fees paid to EnCana Corporation for marketing services; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2007 for Canadian Oil Sands' product; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the level of energy consumption post-Stage 3; capital expenditures for 2007; the anticipated cost and completion date for the SER project; the expectation not to enter into crude oil hedges in the future; production estimates for 2007; the level of natural gas consumption, the anticipated capital expenditures for 2007 including the amount attributable to the SER project; the expected timing to produce SSP; the expected price for crude oil and natural gas in 2007, the expected production, revenues and operating costs for 2007; the net sales proceeds of the disposition of the remainder of Canadian Arctic Gas Ltd.'s conventional assets; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; the expected impact of any future environmental legislation or changes to the Crown royalties regime. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, the variances of stock market activities generally, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this MD&A being materially different in certain respects. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future

events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the fourth quarter of 2006, Syncrude oil production totalled 27.8 million barrels, or 9.9 million barrels net to the Trust based on its 35.49 per cent working interest, compared to 20.8 million barrels, or 7.4 million barrels net to the Trust, in the last quarter of 2005.

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day, unless stated otherwise.

Syncrude entered the fourth quarter of 2006 with October production averaging approximately 348,000 barrels per day, or 124,000 barrels per day net to the Trust, as a result of reliable operations from the Mildred lake upgrading facility (the "Base Plant") and the additional production from the new Stage 3 facilities. Average production in the fourth quarter 2006 approximated 302,700 barrels per day, or 107,400 barrels per day net to the Trust, reflecting unplanned maintenance on Coker 8-2 in late November through to January 2007. The maintenance started with a repair to a large overhead line, and then after experiencing startup issues, a complete outage of the unit was undertaken to clean internal coke deposits before it was put back into service in January. While Syncrude typically schedules major servicing of its cokers every 30 months, this unscheduled maintenance comes after a run length of only 20 months. We anticipated exiting 2006 at a production level of 315,000 barrels per day; however, December's production averaged 255,000 barrels per day due to the Coker 8-2 unplanned maintenance.

Comparatively, Syncrude's production in the fourth quarter of 2005, which was reduced by scheduled turnarounds of the vacuum distillation unit and a light gas oil hydrotreater as well as replacement of catalyst in one of the heavy gas oil hydrotreaters, averaged 226,000 barrels per day, or 80,200 barrels per day net to the Trust. The 34 per cent quarter-over-quarter production increase reflects the 2005 maintenance and the incremental production from the new Stage 3 facilities, offset somewhat by the unplanned maintenance of Coker 8-2 in 2006.

Canadian Oil Sands' operating costs, on a per barrel basis, in the fourth quarter of 2006 declined to $23.60 compared to $25.54 in the same quarter of 2005, mainly due to lower purchased energy costs,

partially offset by higher bitumen processing costs and an increase in Syncrude's incentive compensation, as more fully discussed in the operating costs section of this MD&A.

Syncrude's annual production in 2006 was 94.3 million barrels, or approximately 33 million barrels net to the Trust. This was slightly lower than our estimate of 95 million barrels, or 34 million barrels net to the Trust, provided in our October 24, 2006 guidance, primarily as a result of the unplanned Coker 8-2 maintenance. In our original 2006 guidance provided in the fourth quarter of 2005, we had anticipated production from the new Stage 3 facilities to begin the second quarter of 2006. However, during the initial startup of the new Coker 8-3 in May 2006, odorous emissions were detected that resulted in the shutdown of the coker 10 days later. The odorous emissions were primarily associated with the flue gas desulphurizer ("FGD"), an environmental unit designed to significantly reduce sulphur dioxide emissions. Following modifications to the FGD and a decision to use purchased ammonia in its operations, Syncrude restarted Stage 3 operations at the end of August. Production in 2006 exceeded the prior year by 16.2 million barrels, 5.7 million barrels net to the Trust, primarily as a result of the incremental Stage 3 production and better reliability and throughput rates from other upgrading units in the third quarter of the year. Annually, Canadian Oil Sands' per barrel operating costs averaged $27.07 and $26.34 in 2006 and 2005, respectively.

The Trust's sales volumes will differ modestly from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The growth in Syncrude™ Sweet Blend ("SSB") volumes from the Stage 3 facilities has also required Canadian Oil Sands to access more distant markets to sell its volumes, which generally increases in-transit pipeline volumes.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues [1]	$ 646	$ 689	$ 624	$ 473	$ 519	$ 612	$ 492	$ 344
Net income	$ 128	$ 278	$ 337	$ 91	$ 174	$ 380	$ 218	$ 59
Per Trust Unit, Basic [2]	$ 0.27	$ 0.60	$ 0.72	$ 0.20	$ 0.38	$ 0.83	$ 0.48	$ 0.13
Per Trust Unit, Diluted [2]	$ 0.27	$ 0.59	$ 0.72	$ 0.20	$ 0.37	$ 0.83	$ 0.48	$ 0.13
Cash from operating activities [3]	$ 412	$ 334	$ 209	$ 187	$ 281	$ 364	$ 199	$ 105
Per Trust Unit [2]	$ 0.88	$ 0.72	$ 0.45	$ 0.40	$ 0.61	$ 0.79	$ 0.43	$ 0.23
Daily average sales volumes (bbls)	110,185	95,438	86,394	74,929	78,318	85,942	79,506	59,897
Net realized selling price ($/bbl)	$ 63.71	$ 78.43	$ 79.35	$ 70.24	$ 72.07	$ 77.43	$ 68.03	$ 63.66
Operating costs ($/bbl)	$ 23.60	$ 19.68	$ 28.48	$ 40.26	$ 25.54	$ 23.61	$ 21.35	$ 38.13
Purchased natural gas price ($/GJ)	$ 6.51	$ 5.42	$ 5.72	$ 7.42	$ 10.73	$ 8.31	$ 6.94	$ 6.45

[1] Revenues after crude oil purchases, transportation and marketing expense.
[2] Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.
[3] Historically, the Trust has reported funds from operations. We are now discussing cash from operating activities, which includes changes in non-cash working capital from operating activities

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net

income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the high per barrel operating costs particularly in the first quarters of 2006 and 2005. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

During the second quarter of 2006, Crown royalties shifted to the higher rate of 25 per cent of net revenues, compared to the minimum one per cent of gross revenue that had been in place since January 1, 2002. The 2006 third and fourth quarter results reflect the full impact of the higher Crown royalty expense compared to the second quarter of 2006, which included only one month at the higher rate.

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since the previous year-end. We believe material information relates to the business events of the Trust that would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing activities, and capital expenditures. As well, we provide an overview of the Trust's risk management activity in the period.

In each of 2006 and 2005, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture. The financial results do not include the additional 1.25 per cent working interest acquired by Canadian Oil Sands from Talisman Energy Inc. ("Talisman") on January 2, 2007, which is discussed in more detail later in this MD&A. All information provided per Trust Unit ("Unit") has been adjusted to reflect the 5:1 Unit split that was effective May 3, 2006. In the last half of 2006, Canadian Oil Sands acquired Canadian Arctic Gas Ltd., formerly Canada Southern Petroleum Ltd., ("Canadian Arctic") as more fully discussed later in this MD&A. The results of operations related to Canadian Arctic's conventional oil and gas assets are reflected in "Discontinued operations" on the Trust's Consolidated Statement of Income and Unitholders' Equity.

An important change in this MD&A and in other Canadian Oil Sands information published after the date of this MD&A, is that we are now discussing "cash from operating activities", as per the Trust's Consolidated Statements of Cash Flows, as our measure of the Trust's ability to generate cash from operations. Previously Canadian Oil Sands reported "funds from operations" as such a measure, which did not include changes in non-cash working capital from operating activities and was not considered a Canadian generally accepted accounting principles ("GAAP") measure. Cash from operating activities provides similar information to funds from operations and better comparability to other reporting entities as it is a GAAP measure. We will report on the funds from operations for 2006 in this report to compare actual results to the guidance we released on October 24, 2006; however, on a go-forward basis, we anticipate focusing on cash from operating activities.

Net income in the fourth quarter of 2006 was $128 million, or $0.27 per Unit, a decrease of $46 million, or $0.11 per Unit, compared to the same quarter of 2005. However, funds from operations per Unit during the fourth quarter of 2006 were up 11 per cent to $0.63, or a total of $296 million, compared to the same period of 2005 as they were not impacted by non-cash foreign exchange and future income tax expense increases. Including non-cash working capital changes from operating activities, cash from operating activities was $412 million, or $0.88 per Unit, an increase of $131 million, or $0.27 per Unit, from the same quarter of 2005.

Stage 3 production contributed to a $127 million increase in revenues (after crude oil purchases, transportation and marketing expense) to $646 million in the fourth quarter of 2006 compared to the same quarter of 2005. Net income and cash from operating activities were reduced by a $78 million increase in Crown royalties expense quarter-over-quarter. The increase reflects both the shift to the 25 per cent of net revenues royalty rate in the second quarter of 2006 and the increase in volumes that resulted in higher net revenue in 2006 compared to 2005.

Also affecting net income and cash from operating activities was higher operating expenses of $55 million, which totalled $239 million in the fourth quarter of 2006, relative to the same period in 2005. However, on a per barrel basis, operating costs in the fourth quarter of 2006 were lower, averaging $23.60 compared with $25.54 in the same quarter of 2005. Somewhat offsetting the increase to total operating costs was a reduction in non-production costs of $18 million, which reflects the completion of the Stage 3 project in the first half of 2006.

Foreign exchange loss and future income tax expense increases of $36 million and $25 million, respectively, also reduced net income quarter-over-quarter. Adjustments to various temporary differences resulted in a $39 million future income tax expense in the fourth quarter of 2006 compared to $14 million in the same quarter of 2005.

Annually, the Trust generated net income in 2006 of $834 million, or $1.79 per Unit, similar to the prior year's net income of $831 million, or $1.81 per Unit. Funds from operations increased to $1.1 billion, or $2.40 per Unit, up from $1.0 billion, or $2.19 per Unit, recorded in 2005. In our October 24, 2006 guidance we had forecasted funds from operations of $1.1 billion, or $2.32 per Unit. Non-cash working capital from operating activities increased cash from operating activities by $22 million to $1.1 billion, or $2.45 per Unit, in 2006 compared to 2005. In the prior year, cash from operating activities totalled $0.9 billion, or $2.07 per Unit.

Contributing favourably to the annual increase in both cash from operating activities and net income was a $465 million increase in revenues (after crude oil purchases, transportation and marketing expense, and hedging), which reflects both higher sales volumes and realized selling price. Higher revenues were partly offset by an increase in operating costs and Crown royalties in 2006 of $176 million and $213 million, respectively, compared to 2005. On a per barrel basis, operating costs in 2006 of $27.07 were higher than the prior year's costs of $26.34. The increase in Crown royalties reflects the shift to a higher royalty rate in 2006 from the minimum one per cent rate that applied throughout 2005 and higher net revenues in the year. Net income in 2006 was further reduced by a $57 million increase in depreciation, depletion and accretion ("DDA") expense compared to the prior year, which reflects higher production volumes combined with a higher per barrel depreciation and depletion ("D&D") rate. A decrease in foreign exchange gains and an increase in future income tax expense in 2006 of $24 million and $17 million, respectively, decreased net income compared to the prior year.

Net income before unrealized foreign exchange and future income taxes, which management believes is a better measure of operational performance than net income, was $214 million, or $0.46 per Unit, in the fourth quarter of 2006 compared to $192 million, or $0.42 per Unit, in the same period of 2005. For the year ended December 31, 2006 net income before unrealized foreign exchange and future income taxes increased to $851 million, or $1.83 per Unit, from $796 million, or $1.73 per Unit recorded in the prior year. The table below reconciles this measure to net income.

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Net income per GAAP	$ 128	$ 174	$ 834	$ 831
Add (Deduct):				
Unrealized foreign exchange loss (gain)	47	4	(1)	(36)
Future income tax expense	39	14	18	1
Net income before unrealized foreign exchange and future income taxes	$ 214	$ 192	$ 851	$ 796

The net income before unrealized foreign exchange and future income taxes reflected in the previous table is a measurement that is not defined by GAAP. In this report, the Trust also reports funds from

operations and free cash flow on both a total and per Unit basis, as well as cash from operating activities per Unit, which are all measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in non-cash working capital. Free cash flow is now calculated as cash from operating activities, less capital expenditures and reclamation trust contributions in the period. Net income before unrealized foreign exchange and future income taxes, funds from operations, and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Crude Oil Purchases, Transportation and Marketing Expense

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2006	2005	Variance	2006	2005	Variance
Sales revenue [1]	$ 734	$ 526	$ 208	$ 2,672	$ 1,995	$ 677
Crude oil purchases	(78)	(5)	(73)	(219)	(12)	(207)
Transportation and marketing expense	(12)	(9)	(3)	(41)	(40)	(1)
	644	512	132	2,412	1,943	469
Currency hedging gains [1]	2	7	(5)	20	24	(4)
	$ 646	$ 519	$ 127	$ 2,432	$ 1,967	$ 465
Sales volumes (MMbbls)	10.1	7.2	2.9	33.5	27.7	5.8

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's consolidated statement of income.*

($ per barrel)						
Realized selling price before hedging [2]	$ 63.47	$ 71.14	$ (7.67)	$ 71.96	$ 70.08	$ 1.88
Currency hedging gains	0.24	0.93	(0.69)	0.60	0.83	(0.23)
Net realized selling price	$ 63.71	$ 72.07	$ (8.36)	$ 72.56	$ 70.91	$ 1.65

[2] *Sales revenue, after crude oil purchases, transportation and marketing expense divided by SSB sales volumes, net of crude oil volumes purchased.*

Following the expiry of the marketing services agreement between Canadian Oil Sands and EnCana Corporation ("EnCana") on August 31, 2006, Canadian Oil Sands marketed its share of Syncrude's production utilizing its own marketing department. The costs of this new marketing group are included in Administration expenses. These in-house expenses are expected to be comparable to the costs Canadian Oil Sands previously paid to EnCana to market its crude oil and related products, which were included in "Transportation and marketing expense".

Also commencing in the third quarter of 2006, the Trust is separately disclosing its crude oil purchases, which had previously been netted from sales revenue. Prior year information has been reclassified for comparative purposes. Canadian Oil Sands purchases crude oil from third parties to fulfill sales commitments with customers when there are shortfalls in Syncrude's production forecasts, to expand and develop long-term markets for our synthetic crude oil, and to optimize future transportation flexibility and costs to support the sales of our SSB product.

Sales revenue after crude oil purchases, transportation and marketing expense and before hedging in the fourth quarter of 2006 relative to the comparable quarter of 2005 reflects the 40 per cent increase in sales volumes quarter-over-quarter. The incremental production from the Stage 3 facilities during the fourth quarter of 2006 together with the lower production in the prior year's quarter due to extensive turnaround and maintenance activity resulted in the higher sales volumes.

While volumes increased significantly relative to 2005, the increase to revenues was lessened by the considerable decrease in our realized SSB selling price, which averaged $63.71 per barrel, after currency hedging gains, in the fourth quarter of 2006, compared to $72.07 per barrel in the same period of 2005. The decrease in price was attributable to both a weakening of our differential to Canadian dollar WTI prices and a strengthening of the Canadian dollar relative to the U.S. dollar, which averaged $0.88 US/Cdn in the fourth quarter of 2006 compared to $0.85 US/Cdn in the same quarter of 2005. WTI prices were relatively unchanged at US$60.16 per barrel and US$60.05 per barrel in the fourth quarters of 2006 and 2005, respectively. In the last quarter of 2006, the differential that our SSB product received relative to the Canadian dollar WTI price weakened to a discount of $4.82 per barrel compared to a premium of $0.77 per barrel in the same quarter of 2005. The differential can move from a premium to a discount depending on the supply/demand dynamics in the market. In the fourth quarter of 2006, demand for our SSB product was lower than recent quarters, partially as a result of higher inventory levels at refineries, lower refinery margins and turnarounds by refiners. By comparison, the premium in the 2005 quarter reflected the lower supply of light synthetic crude oil from a number of producers in that period.

Annually, the increase in 2006 revenues, after crude oil purchases, transportation and marketing expense and before hedging, of $469 million was supported by both an increase in sales volumes as well as an increase in the average realized SSB selling price. The 21 per cent increase in sales volumes reflects the increase in Syncrude production during the year, as explained in the "Review of Syncrude Operations" section of this MD&A. The three per cent increase in the average realized selling price, before currency hedging, year-over-year is a result of a 17 per cent rise in average WTI prices to US$66.25 per barrel in 2006, offset considerably by a weakening of our price to WTI and a strengthening of the Canadian dollar relative to the U.S. dollar. Foreign exchange rates averaged $0.88 US/Cdn in 2006 compared to $0.83 US/Cdn in 2005. Our SSB price differential to Canadian dollar WTI in 2006 averaged a discount of $2.57 per barrel, compared to a premium of $1.05 per barrel in the prior year. The shift in differentials primarily reflects the additional supply of synthetic crude oil in the market in 2006 compared to 2005. We are anticipating an annual average discount to WTI of $4.00 per barrel in 2007 as a result of the additional supply of synthetic crude oil from the various oil sands producers.

Operating costs

	Three Months Ended December 31				Twelve Months Ended December 31			
	2006		2005		2006		2005	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.65		1.72		2.09		1.82	
Bitumen production	6.44		6.70		7.50		7.39	
Purchased energy [3]	2.22		3.98		2.64		3.18	
	10.31	12.54	12.40	15.26	12.23	14.47	12.39	14.95
Upgrading Costs [2]								
Bitumen processing and upgrading		4.74		3.97		4.89		3.93
Turnaround and catalysts		0.47		1.03		2.20		2.53
Purchased energy [3]		3.15		4.71		2.98		3.25
		8.36		9.71		10.07		9.71
Other and research		2.29		1.29		1.92		1.93
Change in treated and untreated inventory		(0.01)		(0.83)		0.25		(0.46)
Total Syncrude operating costs		23.18		25.43		26.71		26.13
Canadian Oil Sands adjustments [4]		0.42		0.11		0.36		0.21
Total operating costs		23.60		25.54		27.07		26.34
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	369	303	281	226	305	258	258	214

1 *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.*

2 *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.*

3 *Natural gas costs averaged $6.51/GJ and $10.73/GJ in the fourth quarters of 2006 and 2005, respectively. For the year ended December 31, natural gas costs averaged $6.26/GJ and $8.40/GJ in 2006 and 2005, respectively.*

4 *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.*

	Three Months Ended December 31		Twelve Months Ended December 31	
($/bbl of SSB)	2006	2005	2006	2005
Production costs	17.75	15.93	20.97	19.25
Purchased energy	5.85	9.61	6.10	7.09
Total operating costs	23.60	25.54	27.07	26.34
(GJs/bbl of SSB)				
Purchased energy consumption	0.90	0.89	0.98	0.84

Equipment and staff to support Syncrude's Stage 3 operations were in place throughout 2006, although production from the new facility was not established until September 2006. This new infrastructure level carries higher fixed costs which should eventually be spread over the incremental Stage 3 production. During planned and unplanned shutdowns Syncrude directs resources towards other activities, and thus, the operation is less efficient with lower production and higher operating costs.

Operating costs in the fourth quarter of 2006 increased by $55 million to total $239 million, or $23.60 per barrel, compared to operating costs of $184 million, or $25.54 per barrel, in the same quarter of 2005. The primary reasons for the decrease in per barrel costs was the $3.76 per barrel decrease in purchased energy costs, which reflects the substantial decline in the price of natural gas in the fourth quarter of 2006

relative to the same period in 2005, offset by an increase of $1.28 per barrel in the value of Syncrude's incentive and retention compensation quarter-over-quarter. Natural gas prices declined 39 per cent and averaged $6.51 per GJ in the last quarter of 2006 compared to $10.73 per GJ in the comparable quarter of 2005. Partially offsetting lower gas prices was a slight increase in gas consumption per barrel in the fourth quarter of 2006 compared to the same quarter of 2005. The fourth quarters of 2006 and 2005 experienced reduced energy efficiency due to the maintenance activity in each of the years, reflecting the highly integrated operations of Syncrude's plant.

Syncrude's incentive compensation increased operating costs quarter-over-quarter due to a higher market return performance of many of Syncrude owners' units/shares in the fourth quarter of 2006 compared to the same period in 2005. In addition, Syncrude incurred costs for the new employee retention program it introduced in 2006. Many oil sands operators have introduced similar programs designed to retain experienced employees in the competitive Fort McMurray labour market. The incentive compensation and retention costs are included in the "Other and research" line of the operating costs table.

On an annual basis, the increase of $0.73 per barrel in operating costs to $27.07 per barrel is primarily a result of higher fixed production costs, offset somewhat by lower purchased energy costs. As a result of the new Stage 3 facilities, more infrastructure and a larger workforce were in place in 2006 than 2005. However, production from the new facilities did not come on until the last four months of 2006, which resulted in higher per barrel operating costs. In addition, costs were generally higher in 2006 compared to 2005 due to the inflationary pressures the Fort McMurray area has been experiencing.

Year-over-year, the decline in purchased energy costs of approximately $1 per barrel reflects the reduction in natural gas prices of $2.14 per GJ, which more than offset the increase in consumption. The increase in consumption to 0.98 GJ's per barrel is attributable to increased bitumen volumes sourced at the Aurora mine, and increased use of purchased natural gas for items such as steam generation during start-up of the Stage 3 facilities, which are highly integrated. Purchased energy consumption per barrel is expected to decline from levels recorded in 2006 once the Stage 3 operations have stabilized, but consumption is expected to remain higher than historical norms. We estimate that long-term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, will eventually be used to increase product quality from SSB to Syncrude Sweet Premium™ ("SSP") and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's remote location from the Mildred Lake plant.

Non-production costs

Non-production costs in the fourth quarter of 2006 decreased by $18 million from the last quarter of 2005 as there were fewer costs related to the commissioning and start-up of Stage 3 with the substantial completion of that project earlier in the year. In the prior year, the project was nearing completion and additional costs were being incurred as more of the units associated with the project were being commissioned and handed over to the ready-for-operations team. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Crown Royalties

Crown royalties increased by $78 million to $83 million, or $8.23 per barrel, in the fourth quarter of 2006 from $5 million, or $0.72 per barrel, in the comparable 2005 quarter. For the year ended December 31, Crown royalties were $232 million, or $6.93 per barrel, and $19 million, or $0.71 per barrel, in 2006 and 2005, respectively. The increase in 2006 Crown royalties reflects both the shift in royalty rate to 25 per cent of net revenues from the minimum one per cent of gross revenue, which occurred in the second quarter of the year, and the higher production volumes which increased net revenues on both a quarterly and annual basis.

Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of gross plant gate revenue before hedging, or 25 per cent of gross plant gate revenue before hedging, less Syncrude operating, non-production and capital costs.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Depreciation and depletion expense	$ 73	$ 44	$ 246	$ 169
Accretion expense	2	28	9	29
	$ 75	$ 72	$ 255	$ 198

D&D expense for the three months ended December 31, 2006 rose by $29 million compared to the same period in 2005 as a result of a 34 per cent increase in Syncrude production volumes and a higher per barrel D&D rate. Annually, the $77 million increase to D&D expense reflected the 21 per cent increase in Syncrude production and a higher 2006 per barrel D&D rate. The 2006 D&D rate was approximately $7.34 per barrel, compared to $6.11 per barrel in 2005, which reflects increased estimates of the Trust's future development costs, as provided for in the Trust's December 31, 2005 independent reserves report.

The reserves report is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com under investor information.

The Trust revises its estimate of per barrel D&D expense in the first quarter of each year based on updated reserve and future development cost estimates. Based on preliminary reserve report estimates and the January 2, 2007 working interest acquisition from Talisman, which will increase the Trust's assets, we anticipate our D&D rate to increase to approximately $8 per barrel for 2007. While the Trust does not expect any significant revisions to our reserves in our December 31, 2006 reserves report, future development costs are expected to increase, mainly as a result of the higher cost environment. We will provide our updated 2007 D&D rate in our first quarter 2007 MD&A.

Accretion expense, which relates to our asset retirement obligation ("ARO") liability, was significantly lower in the quarter and year ended December 31, 2006 compared to the same periods in 2005 as the prior year's fourth quarter included a $27 million adjustment to correct accretion expense. Excluding the prior year adjustment, accretion expense in 2006 was slightly higher than 2005 as a result of the higher ARO liability outstanding at December 31, 2005.

The Trust recorded an $18 million increase to its ARO liability and corresponding asset at December 31, 2006, which reflects increased cost estimates for its share of Syncrude's future reclamation costs. In addition, the acquisition of the additional working interest on January 2, 2007 will increase the Trust's ARO liability and related asset in 2007 by approximately $6 million. As a result, total accretion expense is expected to be marginally higher compared to 2006 at approximately $10 million in 2007.

Foreign exchange

Foreign exchange gains/losses in 2006 and 2005 are mainly the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. Canadian Oil Sands recorded a $40 million foreign exchange loss in the fourth quarter of 2006 compared to a $4 million loss in the same period of 2005. These figures reflect $47 million of unrealized losses in the fourth quarter of 2006 compared to $4 million of unrealized losses in the same period of 2005 as a result of long term debt revaluations. On a year-to-date basis, $5 million and $29 million of gains were recorded in 2006 and 2005, respectively. Revaluations of U.S. dollar denominated debt contributed $1 million and $36 million of unrealized gains in 2006 and 2005, respectively. The remaining foreign exchange gains and losses relate to the conversion of U.S. dollar denominated cash, receivable, and payable balances.

The Canadian dollar weakened to $0.86 US/Cdn by December 31, 2006 from $0.90 at September 30, 2006, resulting in the unrealized foreign exchange loss in the fourth quarter. The small unrealized gain for 2006 reflects a relatively unchanged Canadian dollar at December 31, 2006 compared to December

31, 2005. In the fourth quarter of 2005, the variance in exchange rates from September 30 compared to December 31 was also relatively unchanged, resulting in the small foreign exchange loss in that quarter. For the 2005 year, the dollar strengthened to $0.86 US/Cdn at December 31, 2005 from $0.83 US/Cdn at December 31, 2004.

Large Corporations tax and other

In the second quarter of 2006, the federal government enacted legislation eliminating federal capital tax, retroactive to January 1, 2006.

Future Income Tax

In the fourth quarter of 2006, a future income tax expense of $39 million was recorded compared to a $14 million expense in the same quarter of 2005. Annually, future income tax expense in 2006 increased to $18 million from $1 million in 2005. The changes in the future income tax expense amounts quarter-over-quarter pertain to changes in temporary differences, and in the fourth quarter of 2006, include a $23 million expense adjustment to tax rates applied to certain temporary differences. The adjustment includes $15 million of expense related to the prior year. The Trust has not restated prior year's financial statements as it is not considered material. The year-to-date amounts also reflect a future income tax recovery of $29 million recorded in 2006 as a result of substantively enacted reductions to future provincial and federal corporate tax rates and elimination of the federal surtax during the second quarter of 2006. The remaining variance from the prior year relates to changes in temporary differences.

In the fourth quarter of 2006, Canadian Oil Sands completed its acquisition of Canadian Arctic, as more fully discussed later in this MD&A, which resulted in a $52 million increase to the Trust's total future tax liability on its Consolidated Balance Sheet at December 31, 2006. The additional future tax liability reflects the temporary differences between the book value of the Arctic Island assets and the related tax pools at the substantively enacted tax rates at the time of acquisition.

On October 31, 2006 the federal government announced its intention to impose a new tax on distributions from existing public income and royalty trusts effective in 2011, which is discussed in further detail later in this MD&A. The new tax rules have not yet been legislated as of the date of this MD&A, nor have the accounting regulators finalized guidance on future income tax rules associated with the taxation of trusts. However, if the new legislation and accounting guidelines are put into effect, we estimate the Trust's future income tax liability may increase by approximately $0.6 billion, with a corresponding decrease to net income in the period when the legislation is substantively enacted. The potential increase is a result of Canadian Oil Sands Trust temporary differences, which may be required to be tax-effected.

Capital expenditures

Capital spending in the fourth quarter of 2006 decreased to $57 million from $177 million in the same period of 2005. Essentially all of the fourth quarter 2006 capital expenditures were spent on sustaining capital, including approximately $13 million related to the Syncrude Emissions Reduction ("SER") project, compared to the same period in 2005 when the majority of the capital expenditures were focused on completing the Stage 3 expansion and the South West Quadrant Replacement ("SWQR") project. In the fourth quarter of 2005, approximately $123 million was spent on Stage 3 and $21 million on the SWQR project. By comparison, only $2 million was spent on the SER project in the last quarter of 2005.

Annually, capital spending decreased to $300 million in 2006 from $800 million in 2005, again reflecting the completion of the Stage 3 and SWQR projects, partially offset by an approximate $30 million increase in spending on the SER project. The SER project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. Expenditures on the SER project have started to ramp up following the substantial completion of the Stage 3 expansion and are expected to total approximately $772 million, or $274 million net to the Trust. The Trust's share of the SER project expenditures incurred to date, including amounts expensed, is approximately $49 million, with the remaining costs to be incurred over the next four years to coordinate with equipment turnaround schedules.

As at December 31, 2006 the Syncrude Joint Venture had spent approximately $8.5 billion to bring the Stage 3 project into operation, including $0.7 billion for the Aurora 2 Mining Train completed in late 2003. While the project is essentially complete at December 31, 2006, approximately $90 million gross to Syncrude of ancillary costs for final clean up of the facilities and completion of various units remain to be incurred. The total cost for Stage 3 net to Canadian Oil Sands is equivalent to approximately $3.1 billion, based on its new 36.74 per cent ownership interest.

Syncrude incurs both sustaining and expansion capital expenditures. Sustaining capital, which are costs required to maintain the current productive capacity of Syncrude's mines and upgraders, fluctuates considerably year-to-year due to timing of equipment replacement and other factors. Excluding major sustaining capital expenditure projects which occur from time to time, such as the SER and SWQR projects, we anticipate average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually based on the annual Syncrude productive capacity of 128 million barrels, or 47 million barrels net to the Trust. Including the SER project, sustaining capital expenditures are expected to average $6 per barrel over the next four years. The Trust's sustaining capital expenditures on a per barrel basis were approximately $5 and $9 in 2006 and 2005, respectively, primarily reflecting expenditures for the SER and SWQR projects.

ACQUISITION OF CANADIAN ARCTIC

In October 2006, Canadian Oil Sands completed its acquisition of the remaining 22 per cent of the outstanding common shares of Canadian Arctic for US$13.10 per common share. In total, the Trust paid $223 million to acquire 100 per cent of Canadian Arctic.

At December 31, 2006 Canadian Oil Sands had disposed of a significant portion of Canadian Arctic's conventional oil and natural gas assets for approximately $28 million, with no gain or loss realized on the sales as the carrying values of the properties were equal to the proceeds received. The sale of the remaining properties is in progress. Once the sale process is complete, Canadian Oil Sands will continue to hold the natural gas interests in the Arctic Islands (the "Arctic assets") as a long-term hedge for Canadian Oil Sands' natural gas requirements at Syncrude, as well as the potential opportunity to participate in the development of another long-life energy resource.

As a result of acquiring Canadian Arctic and the related accounting requirements of such a business acquisition, Canadian Oil Sands' Consolidated Balance Sheet now includes Goodwill and Assets Held for Sale. Each of these is explained more fully in the following discussions. Canadian Oil Sands' interest in Canadian Arctic's net income and losses since acquisition is reflected in "Discontinued operations" on the Consolidated Statement of Income. The Arctic assets are undeveloped and not currently producing. Therefore, no net income impact is associated with those properties.

Goodwill

Goodwill on Canadian Oil Sands' Consolidated Balance Sheet is the excess amount that resulted from the total purchase price of acquiring Canadian Arctic exceeding the accounting fair value of the net identifiable assets and liabilities of that company. At December 31, 2006 the $52 million of goodwill reflects the future income tax liability on the Arctic assets. The goodwill balance will be subject to impairment assessments at least annually, or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value below the carrying value. At December 31, 2006 there was no impairment of the Trust's goodwill.

Assets Held for Sale

Since the Trust's intention was to sell the conventional assets of Canadian Arctic, the fair value of the assets and related liabilities less the estimated costs to sell the assets was classified as "Held for sale" on the Trust's Consolidated Balance Sheet. The assets held for sale have been reduced by $28 million of proceeds received for the properties that were sold as of December 31, 2006.

ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On November 29, 2006 the Trust agreed to purchase Talisman's 1.25 per cent indirect working interest in Syncrude for total consideration of $475 million. The purchase was settled with a cash payment of $237.5 million and the issuance of 8.2 million Units from treasury with an approximate value of $29 per Unit at the time of entering the deal. The transaction closed on January 2, 2007, increasing Canadian Oil Sands working interest to 36.74 per cent.

CHANGE IN ACCOUNTING POLICIES

As of December 31, 2006 there were no significant changes to the Trust's accounting policies from December 31, 2005.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007 the Trust will be applying the accounting rules related to the new financial instruments accounting framework, which encompasses three new Canadian Institute of Chartered Accountant ("CICA") Handbook Sections: 3855 "Financial Instruments- Recognition and Measurement", 3865 "Hedges", and 1530 "Comprehensive Income". There was an additional Handbook section released related to disclosure and presentation of financial instruments (Section 3861), but it is not effective until 2008 for the Trust. The new accounting pronouncements that are effective for 2007 determine how reporting entities recognize and measure financial assets, financial liabilities and non-financial derivatives.

As a result of these new Handbook sections, and effective January 1, 2007, the Trust's deferred currency hedging gains of $35 million on its balance sheet will be recognized immediately as an increase to accumulated other comprehensive income ("AOCI"), a new category of the Trust's Consolidated Balance Sheet included in Unitholders' Equity, in accordance with Handbook Section 1530. The amount temporarily recorded in AOCI will be reclassified to net income over the remaining term of the hedged item, which is June 30, 2016.

Effective January 1, 2007, the Trust will no longer be applying hedge accounting to its existing foreign currency hedges and the interest rate swaps on its 3.95 per cent medium term notes (the Trust does not apply hedge accounting to the other interest rate swaps on its US$70 million Senior Notes). On January 1, 2007 the Trust will mark-to-market the existing positions and will record the fair values of approximately $5 million on the Consolidated Balance Sheet as a deferred asset, with a corresponding increase to AOCI. Subsequent changes in the fair value of the positions will be recorded in net income. The amount recorded in AOCI will be drawn down over the term of the positions.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	December 31 2006		December 31 2005	
Long-term debt	$	1,644	$	1,737
Cash and cash-equivalents		(353)		(88)
Net debt	$	1,291	$	1,649
Unitholders' equity	$	3,956	$	3,383
Total capitalization [1]	$	5,247	$	5,032

[1] Net debt plus unitholders' equity

Canadian Oil Sands' capital structure improved at December 31, 2006 compared to December 31, 2005. The $834 million of net income generated in 2006 exceeded the $263 million of distributions, net of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"), paid in the year, leading to an increase in Unitholders' equity.

Net debt decreased to $1.3 billion at December 31, 2006 as a result of the higher cash and cash-equivalents balance at year-end, as well as credit facility repayments during the year. Accordingly, net debt to total capitalization at December 31, 2006 was 25 per cent compared to 33 per cent at December 31, 2005. The DRIP generated $249 million in new equity in 2006 at an average price of $30.49 per Unit.

Funds from operations in the fourth quarter of 2006 totalled $296 million, or $0.63 per Unit, up from $264 million, or $0.57 per Unit for the same period in 2005. Including a $116 million reduction in operating working capital requirements, cash from operating activities in the fourth quarter of 2006 totalled $412 million, or $0.88 per Unit. By comparison, cash from operating activities in the same quarter of 2005 increased by $17 million from changes in operating working capital. The reduction in operating working capital of $116 million in the fourth quarter 2006 was primarily a result of lower accounts receivable, reflecting lower December sales volumes and a lower average realized selling price compared to similar amounts in September 2006. Also contributing to the change in operating working capital in the fourth quarter of 2006 was an increase in accounts payable and accrued liabilities of $36 million, mainly as a result of an increase in amounts owing for operating costs and Crown royalties.

The cash from operating activities of $412 million exceeded $75 million of funding requirements related to investing activities and $140 million of Unitholder distributions. Investing activities included $57 million of capital expenditures and $20 million of Canadian Arctic acquisition costs, net of the $28 million of proceeds realized on the sale of the various Canadian Arctic conventional oil and natural gas properties. As a result, including $70 million generated in fourth quarter 2006 DRIP equity, cash balances increased by $267 million from September 30, 2006. Approximately $237 million of the cash balance was utilized

on January 2, 2007 to satisfy the cash portion of the purchase of Talisman's 1.25 per cent Syncrude interest.

Annually, funds from operations in 2006 totalled $1.1 billion, or $2.40 per Unit, a $115 million increase over the $1.0 billion, or $2.19 per Unit, recorded in 2005. Cash from operating activities, including a $22 million reduction in working capital requirements, totalled $1.1 billion, or $2.45 per Unit compared with the prior year in which changes in working capital reduced cash from operating activities to $0.9 billion, or $2.07 per Unit. Cash from operating activities was more than sufficient to fund investing activities of $523 million and Unitholder distributions of $512 million for the year. Investing activities consisted mainly of $300 million of capital expenditures and $171 million of Canadian Arctic acquisition costs, net of the $28 million of conventional asset sales proceeds. Cash balances increased year-over-year by $265 million after equity proceeds of approximately $250 million and repayment of $92 million owing on the Trust's credit facilities.

A Unitholder distribution schedule pertaining to the quarter and year ended December 31 is included in Note 8 of the Notes to the Unaudited Consolidated Financial Statements. The Trust historically has used debt and equity financing to the extent cash from operating activities are insufficient to fund distributions, capital expenditures, mining reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

In response to the recently proposed income trust tax changes, the larger asset base resulting from the recent acquisition from Talisman, and the completion of the Stage 3 project, the Trust has adjusted its financing strategy and correspondingly increased its net debt target from $1.2 billion to $1.6 billion. The increase in the net debt level should reduce the cost of capital and assist in optimizing value to the Trust's Unitholders by positioning the Trust to accelerate fuller payout of free cash flow before the new tax rules are expected to take effect in 2011.

The Trust has two debt tranches maturing in 2007; $195 million of medium term notes, which matured on January 15, 2007, and US$70 million of Senior Notes maturing on May 15, 2007. The Trust intends to refinance both of these issues using its committed bank credit facilities as part of its $1.6 billion base net debt and does not intend to repay the maturities with free cash flow. As at December 31, 2006 unutilized operating credit facilities amounted to $824 million. Including the Talisman acquisition, our current net debt level approximates our target of $1.6 billion.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the

nature of its business, financial covenants restrict total debt-to-total book capitalization at an amount less than 0.55 to 1.0. With a current net debt book capitalization of approximately 25 per cent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

The Trust's cash from operating activities includes funding for Canadian Oil Sands' other operating obligations, namely its share of Syncrude's pension and reclamation funding. In 2006 and 2005, the actual pension funding and reclamation expenditures (including contributions to the reclamation account shown as investing activities) of $32 million compared to the related accruals of $44 included in the income statement for pension expense and ARO. In 2007, based on preliminary information, the Trust's funding requirements related to its share of Syncrude's pension liability are expected to increase by up to $10 million over 2006 levels. Such additional funding will be confirmed when Syncrude's actuarial valuation is completed in the second quarter of 2007. We do not anticipate a significant difference in our actual reclamation funding in 2007 over amounts paid in 2006. Actual 2007 reclamation funding requirements (including contributions to the reclamation account) are not expected to differ materially from the ARO accretion expense recorded in the income statement.

The Trust has also suspended its DRIP as of January 31, 2007. The DRIP provided cost-effective equity to support our financing plan for the Stage 3 expansion. The Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

In the fourth quarter of 2006, Standard & Poor's downgraded the Trust's credit rating to BBB with a stable outlook from BBB+ with a negative outlook. We do not expect this change to have a significant impact on the Trust's ability to finance its operations.

In the first quarter of 2006, Canadian Oil Sands extended its $840 million operating credit facilities. An overview of the key facilities terms can be found in Note 5 of the Notes to the Unaudited Consolidated Financial Statements.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 203,310 options granted in 2006 with an average exercise price of $29.70 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. The exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 34,345 performance unit rights ("PUPs") were issued in 2006 and have a current fair value of approximately $2 million. These PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the options and PUPs is contained in the Management Proxy Circulars dated March 10, 2006 and March 11, 2005.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $15 billion with 471 million Units outstanding and a closing price of $32.61 per Unit on December 31, 2006. On January 2, 2007 the Trust issued another 8.2 million Units to Talisman, valued at approximately $238 million, as part of the consideration paid by the Trust to acquire the 1.25 per cent indirect working interest.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2006	December 2006	November 2006	October 2006
Unit price				
High	$ 33.60	$ 33.60	$ 31.63	$ 33.10
Low	$ 24.32	$ 29.00	$ 24.32	$ 26.40
Close	$ 32.61	$ 32.61	$ 29.99	$ 30.42
Volume traded (millions)	122.9	26.9	58.5	37.5
Weighted average Trust units outstanding (millions)	469.3	470.9	468.4	468.3

On January 29, 2007 the Trust declared a distribution of $0.30 per Unit for total distributions of approximately $144 million. The distribution will be paid on February 28, 2007 to Unitholders of record on February 8, 2007.

PROPOSED CHANGES IN TRUST TAX LEGISLATION

On October 31, 2006 the Minister of Finance announced the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. A stated goal was to equalize the tax burden between income trusts and corporations after a transition period. On December 21, 2006 draft legislation was released for comment. Assuming the proposed changes are enacted, it is expected that the new tax will apply to Canadian Oil Sands' distributions and will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. Under the proposed rules, distributions of non-portfolio earnings, as defined in the draft legislation, of the Trust would not be deductible to the Trust and would be taxable at the rate of 31.5 per cent, thus reducing the distributions paid. Currently almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rules and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the

federal government's announcement resulted in a substantial decline in the market value of trust units generally.

While the proposed changes, if enacted, will negatively impact the after-tax realizations of some Unitholders, the fundamental business of Canadian Oil Sands remains unchanged. The Trust does not rely on the trust structure and issuance of equity to sustain its business. We have long-life reserves of approximately 40 years, based on Stage 3 productive capacity rates, with virtually no decline in production. As well, we have approximately $2 billion of tax pools available to defer taxable income in future years. We have revised our net debt target to $1.6 billion, up from $1.2 billion, to accelerate fuller payout of free cash flow and allow the Trust to maximize distributions and conserve tax deductions until the proposed tax changes take effect in 2011.

The new rules are not expected to significantly limit our near-term growth opportunities. The proposed changes permit "normal growth" throughout the transition period by allowing cumulative increases of equity capital of 40 per cent in 2007 and 20 percent in each of the subsequent three years for a doubling of equity capital between now and 2010. Equity capital growth in excess of these limits may be deemed "undue expansion" and may subject the Trust's distributions to the proposed tax changes prior to the end of the transition period.

In the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Canadian Oil Sands and our Unitholders. Management will evaluate Canadian Oil Sands' alternatives to most effectively optimize value for our Unitholders.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On November 1, 2006 Syncrude Joint Venture owners approved a management services agreement between Syncrude Canada Ltd. and Imperial Oil Resources to provide operational, technical and business management services to Syncrude Canada Ltd., the operator of the Syncrude Joint Venture. This initiative is expected to improve Syncrude's operating reliability and performance on a sustained basis. The agreement is effective November 1, 2006 and has an initial term of 10 years with five year renewal provisions, but can be cancelled by either Imperial Oil Resources or Syncrude Canada Ltd. upon 24 months notice. An opportunity assessment team ("OAT") comprised of experts from Syncrude, Imperial Oil Resources, ExxonMobil, and some of the other owner companies has been formed and is currently conducting a comprehensive onsite assessment of the Syncrude operations. The mandate of this team is to better understand the opportunities and define best approaches for implementation, including prioritization of the opportunities to pursue. In about three months, the OAT will make specific recommendations to the Syncrude owners. If the recommendations that are approved by the Syncrude

owners are not to the reasonable satisfaction of Imperial Oil Resources, then it can terminate the management services agreement.

For the first 10 years of the agreement, Canadian Oil Sands is committed to pay its 36.74 per cent pro-rata share of the annual fixed service fees of approximately $47 million, or $17 million net to the Canadian Oil Sands, in addition to its share of the direct costs incurred by Imperial Oil Resources in providing its services. For the following 10 years, should the agreement be renewed, the annual fixed service fees drop to $33 million, or approximately $12 million net to the Trust. After the first three years, variable fees based on the achievement of certain performance targets also will apply. Syncrude Canada Ltd. would be required to pay such variable fees in a range comparable to the fixed fee component, to the extent there was a corresponding benefit realized through higher production and/or lower per barrel operating costs. The fixed fee component for the first 10 years of the agreement has been included in the Trust's contractual obligations and commitments table below.

At December 31, 2006 the Trust's commitments also reflect the $475 million cost to acquire Talisman's 1.25 per cent indirect working interest in Syncrude. The Trust entered the acquisition agreement with Talisman on November 29, 2006, but did not close the acquisition until January 2, 2007, as it was subject to certain conditions.

Canadian Oil Sands' total commitments of $3.7 billion at December 31, 2006 were comparable to total commitments of $3.6 billion at the end of the prior year; however, the composition of the commitments has changed. The Trust's commitments increased by $0.7 billion from December 31, 2005, primarily reflecting costs associated with the acquisition agreement with Talisman and the new management services agreement with Imperial Oil Resources. Offsetting this total increase was a decrease of $0.6 billion, mainly comprised of the reduction in the Trust's long-term debt, capital expenditure, and natural gas purchase commitments. The reduction in long-term debt reflects the Trust's repayment of amounts owing on its credit facilities in 2006. Capital expenditure commitments now primarily reflect the substantial completion of Stage 3 and remaining capital to be spent on the SER project. At December 31, 2006 the Trust's natural gas commitments, which are included in "Other obligations", decreased by $0.4 billion from the end of the prior year as a result of Syncrude's lower volume commitments and a significant decrease in the price of natural gas, which was approximately $6 per GJ at the end of 2006 compared to approximately $10 per GJ at the end of the prior year.

The following table outlines the significant financial obligations that are known as of January 29, 2007, which represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into either directly, or as a 36.74 per cent owner in the Syncrude Joint Venture.

($ millions)	Total	< 1 year	1 - 3 years	4 - 5 years	After 5 years
	Payments due by period				
Long-term debt [1]	1,644	276	641	-	727
Stage 3 expenditure obligations [2]	33	19	14	-	-
Capital expenditure commitments [3]	261	107	154	-	-
Pension plan solvency deficiency payments [4]	103	9	26	17	51
Management services agreement [5]	166	13	51	34	68
Pipeline commitments [6]	603	29	63	40	471
Acquisition of additional Syncrude working interest [7]	475	475	-	-	-
Other obligations [8]	378	176	157	9	36
	3,663	1,104	1,106	100	1,353

[1] While there is approximately $276 million of debt maturing in 2007, Canadian Oil Sands' intention is to refinance such debt.
[2] The total estimated cost of the Stage 3 expansion is approximately $3 billion, net to the Trust, of which approximately $33 million remains to be incurred.
[3] Capital expenditures commitments comprise our 36.74 per cent share of Syncrude's Emissions Reduction project as well as other miscellaneous items.
[4] We are responsible for funding our 36.74 per cent share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2003 actuarial valuation that was completed in 2004. A new actuarial valuation for December 31, 2006 will be completed in the second quarter of 2007, at which time the Trust's pension funding commitments will be updated.
[5] Reflects our 36.74 per cent share of Syncrude Canada's annual fixed service fees under the agreement.
[6] Reflects our 36.74 per cent share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other Canadian Oil Sands pipeline commitments for transportation access beyond Edmonton.
[7] The acquisition of Talisman's 1.25 per cent indirect Syncrude working interest closed on January 2, 2007.
[8] These obligations primarily include our 36.74 per cent share of the minimum payments required under Syncrude's commitments for natural gas purchases and employee retention program. Other items include annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations. Asset retirement obligations are not included in these amounts.

FINANCIAL RISK MANAGEMENT

Crude Oil Price Risk

As Canadian Oil Sands did not have any 2006 or 2005 crude oil price hedges, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. As at December 31, 2006 and based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at December 31, 2006 we had $20 million of U.S. dollars hedged at an average U.S. dollar exchange rate of $0.69 US/Cdn. Foreign currency hedges in place during each of 2006 and 2005 did not materially impact net income, as shown in the revenues table included earlier in this MD&A.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At December 31, 2006 we had $195 million of floating rate debt with maturities of less than one year, comprised of $20 million of floating rate and $175 million of fixed rate medium term notes outstanding. The fixed rate notes were swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled, as they are considered hedges for accounting purposes. Both of these debt instruments were refinanced in January 2007 with the Trust's credit facilities that bear interest at a floating rate based on

bankers' acceptances plus a credit spread.

Unrecognized gains and losses

At December 31, 2006 the unrecognized gain relating to our foreign currency hedges was $6 million, and the unrecognized loss on the interest rate swaps on the $175 million of 3.95% medium term notes was $1 million. These unrecognized amounts and the fair values of the hedges are disclosed in Note 9 of the Notes to the Unaudited Consolidated Financial Statements.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of November 3, 2006, approximately 36 per cent of our Unitholders are non-Canadian residents with the remaining 64 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders. The next declarations to be requested will be as of February 8, 2007. The Trust plans to post the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site and page 45 of the Management's Discussion and Analysis section of the Trust's 2005 annual report describe the Trust's steps for managing its non-Canadian resident ownership levels.

2007 OUTLOOK

Our Outlook for 2007 Syncrude production has not changed from the guidance provided on December 7, 2006. Coker 8-2 returned to full operations in late January. While the unplanned maintenance of that unit impacted January 2007 production, revisions to the production forecast were not considered necessary since our guidance provides for some unplanned maintenance, which is typical in an integrated operation such as Syncrude's. We continue to anticipate Syncrude production ranging between 105 to 120 million barrels, or 39 to 44 million barrels net to the Trust based on its 36.74 per cent working interest. The single point production estimate remains 110 million barrels, or 40.4 million barrels net to the Trust, which includes the full turnaround of Coker 8-2 scheduled for the third quarter of 2007. The low end of the range reflects the possibility of an additional unscheduled coker turnaround, while the upper end reflects higher than budgeted operational reliability and stability.

During the first quarter of 2007, it is likely that Syncrude will need to resolve some operational issues on Coker 8-3, which has not been producing at full capacity recently. However, we do not currently believe these issues will require a turnaround of the coker prior to the end of 2007. We had anticipated a period of lining out and optimizing the different units related to the new Stage 3 facilities before ramp up to full

capacity could be reached. The unit produced at near design capacity rates in the third quarter of 2006, and therefore we do not believe the current restrictions are design-related. We are maintaining our annual production forecast despite this potential outage of Coker 8-3 as we had anticipated the coker may experience downtime during its lining-out period. We expect first quarter 2007 production to total 27 million barrels, or approximately 10 million barrels net to the Trust.

Syncrude's current focus is on getting the operation up to full annual capacity of 128 million barrels, or 47 million barrels net to the Trust, on a sustained and reliable basis. An additional area of focus will be to improve the product quality from SSB to SSP, which will be accomplished by addressing the hydrogen limitation issues identified in 2006. In order to do so, modifications to the steam generation unit of the new hydrogen plant are required, which Syncrude intends to make during the planned third quarter coker turnaround. Accordingly, the transition to the higher quality SSP product is expected to occur in the fourth quarter of 2007. We anticipate that SSP's higher quality should enable some of our existing customers to increase the amount of Syncrude production they process and potentially attract new customers.

Revenues in 2007 are expected to total $2.4 billion, based on an average WTI price of US$55 per barrel, an average foreign exchange rate of $0.88 US/Cdn, and an average discount to Canadian dollar WTI of $4.00 per barrel, which reflects increased supply of light synthetic crude oil in the market. Operating costs are budgeted to be $25.83 per barrel, which includes $7.08 per barrel for purchase energy based on an average AECO natural gas price of $7.50 per gigajoule for 2007. We anticipate Crown royalties expense to total $248 million, or $6.14 per barrel, in 2007.

Cash from operating activities is anticipated to total $857 million, or $1.79 per Unit, and includes an anticipated increase in operating working capital requirements of $25 million, reflecting higher 2007 sales levels. Capital expenditures are estimated at $255 million with approximately 57 per cent directed to maintenance of operations, 33 per cent directed to the SER project and 10 per cent to Stage 3 completion and modification costs. Free cash flow, defined as cash from operating activities less capital expenditures and reclamation trust contributions, is estimated to be $1.25 per Unit.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

2007 Outlook Sensitivity Analysis		Cash from Operating Activities Increase	
Variable [1]	Annual [2] Sensitivity	$ millions	$/Unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.07
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	31	0.07
Syncrude production increase	2 million bbls	30	0.06
Canadian dollar weakening	US$0.01/C$	20	0.04
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities and net income impacts.
[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

More information on the Trust's outlook is provided in the January 29, 2007 guidance document, which is available on the Trust's web site at www.cos-trust.com under investor information.

TAXABILITY OF 2006 AND 2007 DISTRIBUTIONS

We estimate that approximately 95 per cent of the distributions paid in 2006 will be taxable as other income with the remainder classified as a tax-deferred return of capital. We also estimate that more than 95 per cent of the 2007 distributions will be taxable as other income with the remainder classified as a tax-deferred return of capital. The actual taxability of the 2006 and 2007 distributions will be determined and reported to Unitholders prior to the end of the first quarters of 2007 and 2008, respectively.

ENVIRONMENTAL MATTERS

Recently, the federal government of Canada has indicated that it will be considering various limitations and sanctions with regard to the emission of greenhouse gases, either as part of its legislative efforts regarding the Kyoto Accord, or otherwise. At the current time, Canadian Oil Sands cannot estimate the impact, if any, that such measures if implemented may have since there is no draft legislation or details on any such initiative by the federal government. There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude has historically worked with the federal and provincial governments to monitor its emissions of greenhouse gases and is constantly working toward reducing the per barrel emissions through greater energy efficiency. Syncrude also has operated below the license limits with respect to its use of water from the Athabasca River. However, as the Syncrude operations involve use of water and the emission of greenhouse gases, proposed legislation which significantly restricts or penalizes current production levels could have a material negative impact on our operations. We would refer you to the risks and

uncertainties associated with various regulatory authorities outlined in our annual information form dated March 15, 2006.

REVIEW OF ALBERTA OIL SANDS ROYALTY

The Alberta government has announced that it is reviewing Alberta's Oil Sands Royalty regime to determine if the current regime applies the most appropriate royalty rate to oil sands' revenues. Canadian Oil Sands cannot determine or speculate as to the potential impact of any changes to the royalty rate on its operations until the government provides information on its review findings. The Syncrude operation shifted to the higher royalty rate of 25 per cent of net revenues from the minimum one per cent of gross revenue in the second quarter of 2006.

Alberta's current Oil Sands Royalty regime was instituted in 1997 and calculates royalties as one per cent of gross revenue until a project reaches payout, after which point the rate rises to 25 per cent of revenue less operating and capital costs. The rates are tied to crude oil prices, such that higher prices accelerate recovery of costs and payout, after which, the higher rate is a cash sharing formula of a project's profitability.

The Trust believes the current regime strikes the right balance between the owners of the resource – the people of Alberta – and those risking capital to develop it. We hope that any review of oil sands royalty rates would seek to maintain a fair and stable fiscal regime that also recognizes the value of processing oil sands in the province. The success of Alberta's oil sands is largely due to the historically stable and predictable fiscal regime that has been in place since 1997, which has encouraged investment by recognizing the unique challenges of the oil sands business. Oil sands projects are capital intensive and risky, requiring billions of dollars of upfront investment and very long lead times before they are capable of generating revenue and eventually a profit. Once these projects have recovered their costs, however, the regime provides Albertans with the opportunity to participate with a 25 per cent share in the industry's profits.

The Syncrude Project is already providing this higher return to Albertans. Robust crude oil prices increased revenues from the base plant and accelerated the payout period of the new Stage 3 expansion; as a result the Syncrude project began paying the higher royalty rate at roughly the same time as the expansion was completed. Based on Canadian Oil Sands' assumptions in its January 29, 2007 Guidance Document, Syncrude is expected to pay Crown royalties of $675 million in 2007.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ millions, except per Unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	**2005**	**2006**	**2005**
Revenues	$ 736	$ 533	$ 2,692	$ 2,019
Crude oil purchases, transportation and marketing expense	(90)	(14)	(260)	(52)
	646	519	2,432	1,967
Expenses:				
Operating	239	184	907	731
Non-production	14	32	70	85
Crown royalties	83	5	232	19
Administration	5	4	17	12
Insurance	1	3	6	8
Interest, net (Note 6)	24	25	98	104
Depreciation, depletion and accretion	75	72	255	198
Foreign exchange loss (gain)	40	4	(5)	(29)
Large Corporations Tax and other	-	2	(1)	7
Future income tax expense	39	14	18	1
	520	345	1,597	1,136
Net income from continuing operations	126	174	835	831
Income (loss) from discontinued operations (Note 2)	2	-	(1)	-
Net income for the period	$ 128	$ 174	$ 834	$ 831
Unitholders' equity, beginning of period	$ 3,897	$ 3,168	$ 3,383	$ 2,636
Net income for the period	128	174	834	831
Issuance of Trust Units (Note 3)	70	41	250	99
Unitholder distributions (Note 8)	(140)	-	(512)	(184)
Contributed surplus	1	-	1	1
Unitholders' equity, end of period	$ 3,956	$ 3,383	$ 3,956	$ 3,383
Weighted average Trust Units (millions) *	469	461	466	459
Trust Units, end of period (millions) *	471	463	471	463
Net income per Trust Unit * :				
Net income from continuing operations				
Basic	$ 0.27	$ 0.38	$ 1.79	$ 1.81
Diluted	$ 0.27	$ 0.37	$ 1.78	$ 1.80
Net income from discontinued operations				
Basic	$ 0.01	$ -	$ -	$ -
Diluted	$ -	$ -	$ -	$ -
Net income for the period				
Basic	$ 0.27	$ 0.38	$ 1.79	$ 1.81
Diluted	$ 0.27	$ 0.37	$ 1.78	$ 1.80

* *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(unaudited)
($ millions)

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 353	$ 88
Accounts receivable	244	197
Inventories	84	87
Prepaid expenses	7	3
	688	375
Capital assets, net	5,739	5,502
Other assets		
Goodwill (Note 2)	52	-
Assets held for sale (Note 2)	6	-
Reclamation trust	30	25
Deferred financing charges, net and other	17	23
	105	48
	$ 6,532	$ 5,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 304	$ 281
Current portion of employee future benefits	11	10
	315	291
Employee future benefits and other liabilities	100	93
Long-term debt	1,644	1,737
Asset retirement obligation (Note 7)	173	148
Deferred currency hedging gains	35	34
Future income taxes	309	239
	2,576	2,542
Unitholders' equity	3,956	3,383
	$ 6,532	$ 5,925

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Cash provided by (used in):				
Cash from (used in) operating activities				
Net income	$ 128	$ 174	$ 834	$ 831
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	75	72	255	198
Amortization	1	1	3	3
Foreign exchange on long-term debt	47	4	(1)	(36)
Future income tax expense	39	14	18	1
Other	-	-	1	2
Net change in deferred items	6	(1)	10	6
Funds from operations	296	264	1,120	1,005
Change in non-cash working capital	116	17	22	(56)
Cash from operating activities	412	281	1,142	949
Cash from (used in) financing activities				
Net drawdown (repayment) of bank credit facilities	-	17	(92)	73
Unitholder distributions (Note 8)	(140)	-	(512)	(184)
Issuance of Trust Units (Note 3)	70	41	250	99
Change in non-cash working capital	-	(92)	-	(46)
Cash used in financing activities	(70)	(34)	(354)	(58)
Cash from (used in) investing activities				
Capital expenditures	(57)	(177)	(300)	(800)
Acquisition of Canadian Arctic Gas Ltd. (Note 2)	(48)	-	(199)	-
Disposition of properties (Note 2)	28	-	28	-
Reclamation trust	(1)	(1)	(5)	(4)
Change in non-cash working capital	3	(19)	(47)	(17)
Cash used in investing activities	(75)	(197)	(523)	(821)
Increase in cash and cash equivalents	267	50	265	70
Cash and cash equivalents at beginning of period	86	38	88	18
Cash and cash equivalents at end of period	$ 353	$ 88	$ 353	$ 88
Cash and cash equivalents consist of:				
Cash			$ 8	$ 2
Short-term investments			345	86
			$ 353	$ 88

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2005.

2) **ACQUISITION OF CANADIAN ARCTIC GAS LTD. AND DISPOSAL OF CERTAIN RELATED PROPERTIES**

In the third quarter of 2006, through a take-over bid process, Canadian Oil Sands acquired approximately 78 per cent of the common shares of Canada Southern Petroleum Ltd. ("Canada Southern") for US$13.10 per share, for total consideration of approximately Cdn$174 million, including acquisition-related costs of approximately $1 million. On October 25, 2006, Canadian Oil Sands completed its acquisition of the remaining 22 per cent of the outstanding common shares for additional consideration of approximately Cdn$49 million ($48 million net of $1 million cash acquired), including acquisition-related costs of approximately $1 million. Concurrent with the final purchase of shares, Canada Southern was amalgamated with another two subsidiaries of Canadian Oil Sands to form Canadian Arctic Gas Ltd. ("Canadian Arctic").

The acquisition has been accounted for as a business acquisition in accordance with GAAP. The Trust has allocated the purchase price to the assets and liabilities based on its 100 per cent ownership as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	165
Cash		24
Goodwill [1]		52
Assets held for sale [2]		34
Future income taxes		(52)
	$	223
Consideration		
Cash	$	221
Costs associated with acquisition		2
	$	223

[1] Goodwill is entirely due to the temporary differences created between the tax basis of the Arctic assets compared to the fair value of such assets. Goodwill is not subject to amortization, but is tested annually for impairment, or more frequently if events or circumstances arise that could result in impairment.

[2] Assets held for sale include $35 million of oil and gas properties and equipment, working capital of $3 million, less asset retirement obligations of $3 million and estimated costs to sell the properties of $1 million.

As at December 31, 2006, Canadian Oil Sands has disposed of a portion of Canadian Arctic's conventional oil and gas exploration and development properties (the "conventional assets") for proceeds of approximately $28 million. No gain or loss was recorded on the sale of the conventional assets as the carrying values approximated the consideration received. These properties did not generate material revenue or pre-tax earnings in the period which Canadian Oil Sands owned them prior to disposal.

Canadian Oil Sands continues to hold the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada (the "Arctic assets"), and the remaining conventional assets, which are currently being marketed for sale. The remaining conventional assets and related working capital and liabilities have been recorded at fair values, less the estimated costs to sell the assets, and classified as "Held for sale" in the Trust's Consolidated Balance Sheet at December 31, 2006. The results of operations of the conventional assets of Canadian Arctic, which have been included in the Trust's consolidated financial statements since September 2006, are considered discontinued operations on the Trust's Consolidated Statement of Income and Unitholders' Equity as there will be no continuing involvement by Canadian Oil Sands in the operations of the conventional assets once they have been sold.

3) ISSUANCE OF TRUST UNITS

In the twelve months ended December 31, 2006, approximately 8.3 million Units were issued for proceeds of $250 million, primarily related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2006, May 31, 2006, August 31, 2006, and November 30, 2006. Units issued prior to May 2006 have been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2006		462.6	$ 2,010
Option exercises	$ 7.14	0.2	$ 1
February 28, 2006 (DRIP)	$ 28.14	1.5	$ 42
May 31, 2006 (DRIP)	$ 32.38	2.1	$ 68
August 31, 2006 (DRIP)	$ 34.44	2.0	$ 69
November 30, 2006 (DRIP)	$ 27.67	2.5	$ 70
Balance, December 31, 2006		470.9	$ 2,260

4) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investments, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and twelve months ended December 31, 2006 and 2005, which is recorded in operating expense, is as follows:

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Defined benefit plans:				
Pension benefits	$ 7	$ 6	$ 30	$ 24
Other benefit plans	1	1	3	4
	$ 8	$ 7	$ 33	$ 28
Defined contribution plan	-	-	2	2
Total Benefit cost	$ 8	$ 7	$ 35	$ 30

5) BANK CREDIT FACILITIES

($ millions)	Credit facility
Extendible revolving term facility (a)	$ 40
Line of credit (b)	35
Operating credit facility (c)	800
	$ 875

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 25, 2007. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $49 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility expiring April 27, 2011. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

6) INTEREST, NET

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Interest expense	$ 25	$ 26	$ 102	$ 107
Interest income and other	(1)	(1)	(4)	(3)
Interest expense, net	$ 24	$ 25	$ 98	$ 104

7) ASSET RETIREMENT OBLIGATION ("ARO")

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Asset retirement obligation, beginning of period	$ 153	$ 43	$ 148	$ 44
Liabilities settled	-	-	(2)	(2)
Accretion expense	2	28	9	29
Asset retirement obligation increases	18	77	18	77
Asset retirement obligation, end of period	$ 173	$ 148	$ 173	$ 148

The Trust and each of the other Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture and the ARO represents the present value estimate of Canadian Oil Sands' share of the cost to reclaim the mines. The total undiscounted estimated cash flows required to settle the Trust's 35.49 per cent share of the Syncrude obligation increased to $595 million (2005- $525 million), primarily the result of revised estimates for reclamation material handling contract costs and adjustments for industry-wide cost escalations. Discounting these incremental cash flows resulted in an $18 million increase in the ARO at December 31, 2006. The timing and amount of reclamation expenditures related to Syncrude's upgrader facilities and sulphur blocks cannot presently be determined. Consequently, the ARO relating to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

8) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005, distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments nor does it impact Canadian Oil Sands' net income or cash from operating activities.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per Unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Cash from operating activities	$ 412	$ 281	$ 1,142	$ 949
Add (Deduct):				
Capital expenditures	(57)	(177)	(300)	(800)
Acquisition of Canadian Arctic Gas Ltd.	(48)	-	(199)	-
Disposition of properties	28	-	28	-
Non-acquisition financing, net [(1)]	(197)	8	(107)	102
Change in non-cash working capital [(2)]	3	(111)	(47)	(63)
Reclamation trust funding	(1)	(1)	(5)	(4)
Unitholder distributions	$ 140	$ -	$ 512	$ 184
Unitholder distributions per Trust Unit [(3)]	$ 0.30	$ -	$ 1.10	$ 0.40

[(1)] *Primarily represents net financing to fund the Trust's share of investing activities and is a discretionary item.*
[(2)] *From financing and investing activities*
[(3)] *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

9) HEDGING INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' hedging instruments at December 31, 2006 are as follows:

($ millions)	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 6	$ 6
3.95% Interest rate swap contracts	(1)	(1)
	$ 5	$ 5

10) SUPPLEMENTARY INFORMATION

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Large Corporations Tax and income tax paid	$ -	$ 3	$ 5	$ 10
Interest charges paid	$ 18	$ 17	$ 100	$ 103

11) SUBSEQUENT EVENT

On January 2, 2007 the Trust closed an acquisition with Talisman Energy Inc. to purchase an additional 1.25 per cent indirect working interest in the Syncrude Joint Venture for approximately $475 million. The transaction price was comprised of $237.5 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit. As at January 29, 2007 the Trust owns 36.74 per cent in the Syncrude Joint Venture.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Computershare

SEDAR PROFILE # 2709

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 5, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Canadian Oil Sands Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General and Special Meeting
2.	Security Description of Voting Issue :	Trust Units
3.	CUSIP Number :	13642L100
	ISIN :	CA13642L1004
4.	Record Date for Notice of Meeting :	March 6, 2007
	Record Date for Voting :	March 6, 2007
5.	Meeting Date :	April 25, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Canadian Oil Sands Trust

END